NO ACT
Act: 1934
Section:
Rule: 12G-3
Public Availability: 8/5/2015

CFIt
PE
8-4-15

August 5, 2015

Received SEC
AUG 05 2015
Washington, DC 20549


15007951

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Forest City Enterprises, Inc.
Incoming letter dated August 4, 2015

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The Reorganization will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and the REIT will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- The Division will not object if the REIT, as successor to Forest City, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Registration Statements, provided that the REIT adopts the Registration Statements by filing post-effective amendments pursuant to Rule 414 under the Securities Act.

- The REIT may take into account Forest City's reporting history under the Exchange Act in determining its eligibility to use Form S-3. Forest City's reporting history under the Exchange Act may also be used in determining whether the REIT "meets the requirements for use of Form S-3" within the meaning of Form S-4 and "satisfies the registrant requirements for use of Form S-3" within the meaning of Form S-8.

- The Division will not recommend enforcement action to the Commission if: (1) the REIT does not register under the Securities Act its assumption of Forest City's obligations under the Company Notes; and (2) the REIT does not qualify a supplemental indenture under the Trust Indenture Act in connection with its assumption of such obligations. In arriving at these positions, we have noted in particular your representation that the REIT intends to deliver to the trustee under each indenture governing the Company Notes an opinion of counsel that such indenture authorizes the trustee to enter into a supplemental indenture without the vote or consent of the holders of the Company Notes for the purposes of effecting the Reorganization and, in particular, changing the obligor from Forest City to the REIT pursuant to the Reorganization.

- Forest City's Exchange Act reporting history may be taken into account when determining the REIT's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- The REIT may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the

prospectus delivery requirements of Section 4(a)(3) of the Securities Act.

Our positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Adam F. Turk
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

August 5, 2015

Mail Stop 4561

Thomas A. Aldrich, Partner
Thompson Hine LP, Attorneys at Law
3900 Key Center, 127 Public Square
Cleveland, Ohio 44114-1291

Re: Forest City Enterprises, Inc.

Dear Mr. Aldrich:

In regard to your letter of August 4, 2015, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

THOMPSON HINE

ATLANTA CLEVELAND DAYTON WASHINGTON, D.C.
CINCINNATI COLUMBUS NEW YORK

Securities Act of 1933 – Section 4(a)(3), Forms S-3, S-4 and S-8 and Rules 144, 174 and 414;
Securities Exchange Act of 1934 – Rules 12b-2 and 12g-3;
Trust Indenture Act

August 4, 2015

Via Online Submission

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F St. N.E.
Washington, D.C. 20549

Re: Forest City Enterprises, Inc. (Commission File No. 001-04372)

Ladies and Gentlemen:

On behalf of our client, Forest City Enterprises, Inc., an Ohio corporation (the "Company" or "Forest City"), we are submitting this letter in connection with the proposed reorganization described below. The Company is subject to the periodic and current reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and has shares of two classes of common equity traded on the New York Stock Exchange (the "NYSE").

The Company is proposing to undertake a reorganization (the "Reorganization") in which (i) the Company will form a new, wholly-owned direct subsidiary incorporated under the laws of the state of Maryland (the "REIT"), (ii) the REIT will form a new, wholly-owned direct subsidiary organized under the laws of the state of Delaware ("Forest City SPE"), (iii) the REIT and Forest City SPE will form a new, direct corporate subsidiary ("MergerCo"), in which the REIT will own the substantial majority of the outstanding shares of stock and Forest City SPE will own the remaining minority (less than 1%) of the outstanding shares of stock and (iv) the Company, the REIT, Forest City SPE and MergerCo will enter into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which MergerCo will merge with and into the Company (the "Merger"), with the Company, as survivor of the Merger (referred to herein as the "Surviving Company"), becoming a wholly-owned subsidiary of the REIT owned directly and through the REIT's interest in Forest City SPE.[1] Following the Reorganization, the Surviving Company will be converted from a corporation to a limited partnership (referred to herein as the "Operating Partnership"), with the REIT as the sole general partner and a limited partner and with Forest City SPE as a limited partner.

As a result of the Reorganization, each holder of issued and outstanding shares of Class A Common Stock, $0.33 1/3 par value per share, of the Company ("Company Class A Common Stock") will become a holder of an identical number of shares of Class A common stock, $0.01 par value per share, of the REIT ("REIT Class A Common Stock"), and each holder of issued and outstanding shares of Class B Common Stock, $0.33 1/3 par value per share, of the Company ("Company Class B Common

[1] Forest City SPE will be wholly-owned by the REIT both before and after the Reorganization. The entity is included in the structure solely to provide a second distinct owner of interests in the Surviving Company, which is necessary to facilitate the Surviving Company's conversion to a partnership for state law purposes (which requires at least two partners) and U.S. federal tax purposes. Following the Reorganization, Forest City SPE will elect to be taxed as a corporation for federal income tax purposes, which also will facilitate the treatment of the Operating Partnership as a partnership for federal income tax purposes. Both immediately before and after the Reorganization, Forest City SPE's only asset will be its interest in the Surviving Company.

THOMPSON HINE LLP
ATTORNEYS AT LAW

3900 Key Center
127 Public Square
Cleveland, Ohio 44114-1291

www.ThompsonHine.com
Phone 216.566.5500
Fax 216.566.5800

Stock") will become a holder of an identical number of shares of Class B common stock, $0.01 par value per share, of the REIT ("REIT Class B Common Stock"). Company Class A Common Stock and Company Class B Common Stock are collectively referred to herein as "Company Common Stock" and REIT Class A Common Stock and REIT Class B Common Stock are collectively referred to herein as "REIT Common Stock."

At the effective time of the Merger, the REIT, which is a Maryland corporation, will in effect replace the Company as the publicly-held parent company of the Forest City business. Upon completion of the Reorganization, the REIT's only assets will be its direct and indirect interests in the Operating Partnership. In its capacity as general partner of the Operating Partnership the REIT will have exclusive control of the Operating Partnership and, as a result, will control all of the operations that were being conducted by the Company and the Company's subsidiaries immediately prior to the Reorganization (these operations will continue to be conducted through the Operating Partnership and its subsidiaries following the Reorganization). As a result of the foregoing, and notwithstanding the internal reorganization that the Company will implement prior to the effective time of the Merger (discussed in "The Reorganization—Ownership Before and After the Reorganization" below), the consolidated assets, liabilities, operations and financial condition of the REIT immediately after the Reorganization will be the same as those of the Company immediately prior to the Reorganization.

The Reorganization will be undertaken in furtherance of the Company's previously announced plan to implement a structure in which the Company can qualify as a real estate investment trust for U.S. federal income tax purposes under Sections 856-860 of the Internal Revenue Code of 1986, as amended (the "Code"), effective with the taxable year beginning January 1, 2016. The purpose and effect of the Reorganization will be to (i) facilitate the REIT's compliance with certain of the requirements that must be met in order for it to qualify as a real estate investment trust under the Code; specifically, to replace shares of Company Common Stock, which are not subject to any transfer or ownership restrictions, with shares of REIT Common Stock, which will be subject to certain transfer and ownership restrictions (the "REIT Restrictions") under the organizational documents of the REIT, (ii) change the domicile of the publicly-held parent entity of the Forest City business from Ohio to Maryland and (iii) facilitate the planned conversion of the Surviving Company from a corporation to a limited partnership, which will permit the REIT to operate in an umbrella partnership real estate investment trust (or UPREIT) structure, which is commonly used by publicly-held companies that qualify as real estate investment trusts under the Code.

In connection with the Reorganization, the REIT has filed a registration statement with the Securities and Exchange Commission (the "Commission") on Form S-4 (Registration No. 333-205607) to register the shares of REIT Common Stock to be issued in the Reorganization (as amended or modified, the "Reorganization Registration Statement"). The prospectus included in the Reorganization Registration Statement will also constitute a proxy statement (the "Reorganization Proxy Statement/Prospectus") of the Company with respect to the Merger pursuant to which the Company will solicit proxies in favor of the Merger pursuant to Section 14(a) of the Exchange Act. The Merger will be submitted to a vote of the shareholders of the Company at a special meeting of the Company's shareholders (which the Company expects to hold in September or October 2015) and it is currently contemplated that, if approved, the Merger will become effective on or about December 31, 2015, unless otherwise determined by the Company's board of directors.

On behalf of the Company, we hereby respectfully request that the Staff of the Division of

Corporation Finance (the "Staff") of the Commission concur in certain opinions set forth below under Section III that we have reached on the basis of, among other things, prior letters issued by the Staff referenced in this letter with respect to the applicability to the Reorganization of certain provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Exchange Act, the rules and forms promulgated under each and the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). We also hereby request the Staff's confirmation that the REIT may rely on the Staff's concurrence to the same extent as the Company.

I. Background Information

A. The Company, the REIT, Forest City SPE and MergerCo

The Company's predecessor was founded in 1920. The Company was incorporated under the laws of the State of Ohio in 1960 and has been publicly traded since its initial public offering in that same year. The Company and its subsidiaries principally engage in the ownership, development, management and acquisition of commercial and residential real estate and land throughout the United States. As of March 31, 2015, the Company has approximately $8.8 billion in consolidated assets in 24 states and the District of Columbia. The Company's core markets include Boston, Chicago, Dallas, Denver, Los Angeles, Philadelphia, and the greater metropolitan areas of New York City, San Francisco and Washington D.C. The Company has offices in nine cities, including its corporate headquarters in Cleveland, Ohio.

In order to effect the Reorganization (i) the Company will form the REIT as a direct, wholly-owned subsidiary, (ii) the REIT will form Forest City SPE as a direct, wholly-owned subsidiary and (iii) the REIT and Forest City SPE will form MergerCo as a direct subsidiary in which the REIT will own the substantial majority of the outstanding shares of stock and Forest City SPE will own the remaining minority (less than 1%) of the outstanding shares of stock. Prior to the Reorganization (a) neither the REIT nor Forest City SPE nor MergerCo will have had have any assets or liabilities other than those incident to their formation and their participation in the Reorganization and (b) none of the REIT or Forest City SPE or MergerCo will have engaged in any business activities that are unrelated to their participation in the Reorganization.

Following the Reorganization, (a) the Operating Partnership will continue to own all of the assets owned by the Company immediately prior to the Reorganization (as its predecessor) and (b) the REIT will own all of the interests in the Operating Partnership (formerly the Company) directly and through its interest in Forest City SPE. Forest City SPE will be a wholly-owned subsidiary of the REIT—its only asset will be its minority (less than 1%) limited partnership interest in the Operating Partnership and, for financial reporting purposes, all of the assets and operations of Forest City SPE will be included in the REIT's consolidated financial statements.[2]

B. The Company's Capital Stock

The Company's authorized capital stock consists of (a) 371,000,000 shares of Company Class A Common Stock, of which 233,473,462 shares were issued and outstanding as of June 30, 2015, (b) 56,000,000 shares of Company Class B Common Stock, of which 18,891,153 shares were issued and

[2] See Note 1 on Page 1.

outstanding as of June 30, 2015 and (c) 20,000,000 shares of preferred stock, without par value ("Company Preferred Stock"), of which no shares were issued and outstanding as of June 30, 2015. The Company does not have any other equity securities outstanding. Each share of Company Class B Common Stock is convertible into Company Class A Common Stock on a one-for-one basis at the option of the holder. As of July 6, 2015, there were 1,421 registered holders of record of Company Class A Common Stock and 322 registered holders of record of Company Class B Common Stock.

The Company is a reporting company pursuant to Section 12(b) of the Exchange Act, with shares of Company Class A Common Stock and Company Class B Common Stock registered under Section 12(b) and listed on the NYSE under the symbols "FCE.A" and "FCE.B," respectively. The Company is current in its Exchange Act reporting requirements. The Company Class A Common Stock and Company Class B Common Stock are the only classes of securities of the Company subject to the Exchange Act reporting requirements. The Company has been publicly traded since its initial public offering pursuant to a registration statement on Form S-1 in 1960. The Company became subject to Section 12(b) of the Exchange Act upon being listed on the American Stock Exchange a few months after its initial public offering. The Company subsequently moved its listing to the NYSE.

In August 2006, the Company and certain of its affiliates entered into a Master Contribution and Sale Agreement (the "Master Contribution Agreement") with Bruce C. Ratner ("Mr. Ratner"), Executive Vice President and Director of the Company, and certain entities and individuals affiliated with Mr. Ratner (the "BCR Entities"), to acquire the interests of the BCR Entities in 30 retail, office and residential operating properties and service companies in the Greater New York City metropolitan area. As part of that transaction, a jointly-owned limited liability company issued Class A Common Units (the "Class A Units") in exchange for the BCR Entities' interests. If Mr. Ratner exercises his exchange rights, the Class A Units may be exchanged for one of the following forms of consideration at the Company's sole discretion: (i) an equal number of shares of Company Class A Common Stock, (ii) cash based on a formula tied to the price of Company Class A Common Stock or (iii) a combination of cash and shares of Company Class A Common Stock. The Company has no right to redeem or repurchase the Class A Units. As of June 30, 2015, 2,973,190 Class A Units were outstanding. The Company has a currently effective resale registration statement on Form S-3 (Registration No. 333-147201) registering the 2,973,190 shares of Company Class A Common Stock issuable upon the exchange of Class A Units held by Mr. Ratner and the BCR Entities (the "BCR Registration Statement").

The Company currently maintains and sponsors the following stock-based compensation plans (together, the "Stock-Based Benefit Plans"):

- The Forest City Enterprises, Inc. 1994 Stock Plan (as amended and restated as of March 17, 2013 and further amended on December 17, 2013);
- The Forest City Enterprises, Inc. Deferred Compensation Plan for Nonemployee Directors, as amended; and
- The Forest City Enterprises, Inc. 2005 Deferred Compensation Plan for Nonemployee Directors (as amended and restated effective January 1, 2008).

The Company also currently maintains and sponsors the following cash-based incentive compensation plans (together, the "Cash-Based Benefit Plans"):

- The Forest City Enterprises, Inc. Executive Short-Term Incentive Plan (as amended and

restated as of March 14, 2013);

- The Forest City Enterprises, Inc. Executive Long-Term Incentive Plan (as amended and restated as of March 14, 2013);
- The Forest City Enterprises, Inc. Senior Management Short-Term Incentive Plan; and
- The Forest City Enterprises, Inc. Senior Management Long-Term Incentive Plan.

New stock-based awards issuable under the Stock-Based Benefit Plans are registered on currently effective registration statements on Form S-8 (Registration Statement Nos. 333-191535, 333-61925, 333-122172, 333-169287, 333-153444 and 333-38912) (the "Stock-Based Benefit Plan Registration Statements"). In addition, employees participating in the Forest City 401(k) Employee Savings Plan & Trust (the "Company 401(k) Plan") have the option to invest in shares of Company Class A Common Stock, which shares are registered on a currently effective registration statement on Form S-8 (Registration Statement No. 333-173211) (the "Company 401(k) Registration Statement").

The Company also has an effective shelf registration statement on Form S-3 (Registration Statement No. 333-200825) (the "Shelf Registration Statement") on file with the Commission registering debt securities, Company Class A Common Stock, Company Preferred Stock, fractional shares of Company Preferred Stock in the form of depositary shares, warrants to purchase shares of Company Class A Common Stock or Company Preferred Stock and units comprised of one or more of the securities registered under the Shelf Registration Statement.

All of the Company's registration statements on file with the Commission, which includes the BCR Registration Statement, the Stock-Based Benefit Plan Registration Statements, the Company 401(k) Registration Statement and the Shelf Registration Statement, are collectively referred to herein as the "Registration Statements."

C. Company Debt Securities

As of August 4, 2015, the Company had outstanding the following consolidated debt securities listed below. Other than (1) any additional debt securities that may be issued by the Company after August 4, 2015, and prior to the effectiveness of the Reorganization, (2) indebtedness attributable to the Company's revolving credit facility and project-level mortgages and notes payable that are non-recourse to the Company[3] and (3) as set forth in the table below, the Company does not have any other debt securities outstanding. (Amounts in table are in thousands of U.S. dollars):

Debt Securities[(1)]	Carrying Amount
5.000% Convertible Senior Notes due October 15, 2016	$ 1,400

[3] The Company's primary capital strategy seeks to isolate the operating and financial risk of each of its properties at the property level to maximize returns and reduce risk on and of its equity capital. As such, substantially all of the Company's operating and development properties are separately encumbered with nonrecourse mortgage debt or notes payable, which provides protection by allowing the lender to commence foreclosure proceedings on the single collateralized asset in the event of default. The Company does not cross-collateralize its mortgage debt and notes payable, except as to one project.

4.250% Convertible Senior Notes due August 15, 2018	$ 154,500
3.625% Convertible Senior Notes due August 15, 2020	$ 116,400
Total	$ 272,300

(1) The 5.000% Convertible Senior Notes due October 15, 2016 (the "2016 Notes"), the 4.250% Convertible Senior Notes due August 15, 2018 (the "2018 Notes") and the 3.625% Convertible Senior Notes due August 15, 2020 (the "2020 Notes" and collectively with the 2016 Notes and the 2018 Notes, the "Company Notes") and the shares of Company Class A Common Stock issuable upon conversion of Company Notes have not been registered under the Securities Act. The Company offered and sold Company Notes in three separate private placements in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. The initial purchasers in each private placement then sold the purchased Company Notes to qualified institutional buyers pursuant to the exemption from registration provided by Rule 144A under the Securities Act. Shares of Company Class A Common Stock issuable upon conversion of Company Notes have been reserved for issuance by the Company and approved for listing on the NYSE. Holders may convert the 2016 Notes at their option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date of the 2016 Notes. Holders may convert the 2018 Notes and 2020 Notes at their option at any time prior to the close of business on the scheduled trading day immediately preceding the applicable maturity date of the 2018 Notes and 2020 Notes.

The Company Notes are not registered pursuant to the Exchange Act or listed for trading on any securities exchange and the Company has no public reporting obligations with respect to the Company Notes. The indentures under which the Company Notes were issued (collectively, the "Company Indentures") authorize the trustee under each indenture in its capacity as such to enter into a supplemental indenture without the vote or consent of holders of the Company Notes issued under such indenture for purposes of effecting the Reorganization and making adjustments to the conversion rate and changing the obligor under each such indenture as appropriate in light of the Reorganization.

II. The Reorganization

A. General

The Reorganization will be effected pursuant to the following steps: (i) the Company will form the REIT as a new, wholly-owned direct subsidiary incorporated under the laws of the state of Maryland, (ii) the REIT will form Forest City SPE as a new, wholly-owned direct subsidiary organized under the laws of the state of Delaware, (iii) the REIT and Forest City SPE will form MergerCo as a new, direct corporate subsidiary, in which the REIT will own the substantial majority of the outstanding shares of stock and Forest City SPE will own the remaining minority (less than 1%) of the outstanding shares of stock and (iv) the Company, the REIT, Forest City SPE and MergerCo will enter into the Merger Agreement, which will have been approved by the board of directors or board of managers of each, as applicable, by the Company's shareholders, by the Company in its capacity as the sole shareholder of the REIT and as the managing member of Forest City SPE, and by the REIT and Forest City SPE in their capacities as the only shareholders of MergerCo, pursuant to which MergerCo will merge with and into the Company, with the Company, as the Surviving Company, becoming as a result a subsidiary of the REIT, owned by the REIT directly and through its interest in Forest City SPE.[4] Following the Reorganization, the Surviving Company will convert from a corporation to a limited partnership (the

[4] See also Note 1 on Page 1.

Operating Partnership), with the REIT as the sole general partner and a limited partner and Forest City SPE as a limited partner.

In the Merger (a) all issued and outstanding shares of Company Class A Common Stock will be converted, on a one-for-one basis, into shares of REIT Class A Common Stock, (b) all issued and outstanding shares of Company Class B Common Stock will be converted, on a one-for-one basis, into shares of REIT Class B Common Stock, (c) the issued and outstanding shares of stock of MergerCo will be converted into, and thereafter represent, 100% of the common stock of the Surviving Company, with the result that the Surviving Company will become a subsidiary of the REIT, wholly-owned by it directly and through its interest in Forest City SPE, and (d) each share of stock in the REIT issued and outstanding immediately prior to the effective time of the Merger (i.e., the shares held by the Company prior to the Merger) will be cancelled.

B. Conditions

The Merger Agreement will provide that the completion of the Merger will be subject to the satisfaction or, where permitted, waiver by the Company, of the following conditions:

(i) the Merger Agreement shall have been duly adopted by the requisite vote of the shareholders of the Company, at a special meeting of the Company's shareholders (the "Special Meeting");

(ii) the Company's board of directors shall have determined that no legislation or proposed legislation with a reasonable possibility of being enacted will have the effect of (a) impairing in any material respect the ability of the REIT to qualify as a real estate investment trust under the Code commencing with the taxable year ending December 31, 2016, (b) increasing in any material respect the federal tax liabilities of the REIT resulting from so qualifying or (c) amending Sections 856-860 of the Code in a manner that reduces in any material respect the expected benefits to the REIT of so qualifying;

(iii) the Company's board of directors shall not have determined that the Merger or the REIT's anticipated qualification as a real estate investment trust under the Code is no longer advisable and in the best interests of the Company and the Company's shareholders;

(iv) the Company shall have received from its tax counsel an opinion to the effect that (a) the Reorganization qualifies as a reorganization within the meaning of Section 368(a) of the Code and (b) commencing with the REIT's taxable year ending December 31, 2016, the REIT's organization and proposed method of operations will enable it to meet the requirements for qualification and taxation as a real estate investment trust under the Code;

(v) the NYSE shall have approved the listing of the shares of both classes of REIT Common Stock to be issued or reserved for issuance in connection with the Reorganization, subject

to official notice of issuance;[5]

(vi) the REIT shall have amended and restated its organizational documents to reflect the REIT Restrictions outlined in Annex A hereto;

(vii) the Company shall have received all required governmental approvals and third party consents to the Merger, except for approvals or consents as would not reasonably be expected to materially and adversely affect the business, financial condition or results of operations of the REIT and its subsidiaries taken as a whole following the Reorganization; and

(viii) the Reorganization Registration Statement to be filed by the REIT in connection with the Reorganization shall have been declared effective by the Commission and shall not be the subject of any stop order or proceeding initiated by the Commission seeking a stop order.

C. Conversion of Shares

The Merger Agreement will provide that, **automatically** at the time the Merger becomes effective (the "Effective Time"):

(i) each issued and outstanding share of Company Class A Common Stock will be converted into one share of REIT Class A Common Stock and each issued and outstanding share of Company Class B Common Stock will be converted into one share of REIT Class B Common Stock (appraisal rights will not be available under the Ohio Revised Code (the "ORC") in connection with the Reorganization);

(ii) the MergerCo stock held directly by the REIT and indirectly by the REIT, through its 100% ownership of Forest City SPE, will be converted into, and thereafter represent, 100% of the common stock of the Surviving Company, as described above, and, following the conversion of the Surviving Company from a corporation to a limited partnership, such common stock will be converted into partnership interests, and will represent, 100% of the profits and capital interests in the Operating Partnership; and

(iii) each share of stock in the REIT issued and outstanding immediately prior to the Effective Time (i.e., the shares held by the Company prior to the Merger) will be cancelled.

Following the Reorganization, the REIT Common Stock will be equivalent in most major respects to the Company Common Stock. The material differences, stemming from the fact that the REIT Common Stock will have been issued under the REIT's charter (the "REIT Charter") and will be subject to Maryland law, are discussed below under "—Charter and Bylaws" and summarized in Annex B attached hereto. The material differences will also be described in the Reorganization Proxy Statement/Prospectus.

At the Effective Time, the Stock-Based Benefit Plans and the Cash-Based Benefit Plans will be

[5] In connection with the Reorganization, the REIT intends to file a Technical Original Listing Application with the NYSE in respect of the REIT Common Stock in accordance with Section 703.10 of the NYSE Listed Company Manual.

assumed by the REIT pursuant to resolutions adopted by each of the Company's board of directors and the REIT's board of directors. The REIT and the Surviving Company will execute and deliver such documents, and make such amendments to the Stock-Based Benefit Plans and the Cash-Based Benefit Plans as necessary or appropriate to effect the assumption of the Stock-Based Benefit Plans and the Cash-Based Benefit Plans by the REIT. Following the assumption of the Stock-Based Benefit Plans by the REIT, REIT Common Stock will be issued upon the exercise of any options, and in connection with the payment of any other stock-based awards, and otherwise to reflect appropriately the substitution of REIT Common Stock for Company Common Stock. In addition, following the Merger, participants in the Company's 401(k) plans, which currently provide participants with the option to invest in shares of Company Class A Common Stock, will instead have the option to invest in shares of REIT Class A Common Stock on the same terms otherwise provided for in the respective plans.

D. Effect of Reorganization

At the Effective Time, by virtue of the Reorganization and without any further action by the Company, the REIT, Forest City SPE, MergerCo or the shareholders or members of any such entities, the Surviving Company will continue as the surviving company of the merger of MergerCo into the Company and will possess all the rights, privileges, immunities, powers, franchises and authority, of a public as well as of a private nature, of each of the Company and MergerCo, and all obligations belonging or due to the Company and MergerCo, respectively, will be vested in the Surviving Company without further act or deed, all as provided under Section 1701.82 of the ORC. Generally, for U.S. federal income tax purposes, no gain or loss will be recognized by U.S. shareholders of the Company upon the conversion of issued and outstanding shares of Company Common Stock into REIT Common Stock pursuant to the Merger.

E. Charter, Bylaws and State Corporate Law

Following the Reorganization, the REIT Charter and the bylaws of the REIT (the "REIT Bylaws") will be similar in most respects to the articles of incorporation (the "Company Articles") and amended and restated code of regulations (the "Company Regulations"), respectively, of the Company that will be in effect immediately before the Effective Time. The Reorganization, however, will effect some changes in the rights of the Company's shareholders due to differences between the ORC and the Maryland General Corporation Law (the "MGCL"). The material differences between the organizational documents of the Company and the REIT and the material differences between the ORC and the MGCL that will impact the rights of the Company's shareholders are summarized in Annex B attached hereto and will also be summarized in the Reorganization Proxy Statement/Prospectus. Other than provisions "carried over" from the Company Articles and the Company Regulations, the changes to the REIT Charter and the REIT Bylaws are generally consistent with the relevant "default" provisions under the MGCL. In addition, the REIT Restrictions that will be in the REIT Charter are typical of restrictions that are included in the organizational documents of companies that qualify, or are seeking to qualify, as a real estate investment trust under the Code. The provisions summarized in Annex B will apply to the shareholders of the Company entitled to vote on the Merger and will be effective only if such shareholders, after receiving full disclosure of the material differences between the ORC and the MGCL and the organizational documents of the Company and the REIT in the Reorganization Proxy Statement/Prospectus, vote to approve the Merger.

Perhaps the most notable difference between the REIT Charter and the Company Articles will be the inclusion of the REIT Restrictions in the REIT Charter. As described below in "—The REIT Restrictions" and in Annex A, shares of REIT Common Stock will be subject to certain transfer and ownership restrictions. The primary consequence of the REIT Restrictions is that following the Reorganization no shareholder or group of shareholders acting together will be permitted to own actually or constructively, under applicable U.S. federal income tax rules, in the aggregate, more than 9.8% of the outstanding REIT Common Stock and any other classes or series of capital stock which may subsequently be issued (collectively referred to herein as the "REIT Capital Stock") unless they have obtained a written waiver from the REIT and have entered into ownership waiver documentation acceptable to the REIT. The REIT Restrictions are designed to facilitate compliance with certain of the U.S. federal income tax rules that the REIT must satisfy in order to qualify as a real estate investment trust under the Code and are nearly universal for real estate investment trusts. Once in effect, the REIT Restrictions provide for automatic forfeiture of shares transferred in violation of such restrictions as the primary mechanism for enforcement of the 9.8% ownership limitation. The REIT Restrictions are comparable to the restrictions in the governing documents of other public companies that qualify as real estate investment trusts under the Code.

Although neither the Company Articles nor the Company Regulations contain provisions comparable to the REIT Restrictions, the addition of the REIT Restrictions to the REIT Common Stock should not impact the analysis of whether the REIT should be treated as the Company's successor for purposes of the Exchange Act. As described above, the REIT will own and control the Company and, indirectly, all of the Company's assets and will be the functional successor public-parent entity to the Forest City business. In addition, the REIT Charter and REIT Bylaws will be similar in most respects to the Company Articles and Company Regulations. The REIT Restrictions will have no impact on the rights of shareholders in the ordinary course of the REIT's business, and, assuming compliance with the REIT Restrictions, the right of a shareholder to vote and receive dividends will not be affected by the Reorganization or the REIT Restrictions.

F. Capital Stock of the REIT

The total number of shares of capital stock which the REIT is expected to have authority to issue is 447,000,000 shares of capital stock consisting of 371,000,000 shares of REIT Class A Common Stock and 56,000,000 shares of REIT Class B Common Stock and 20,000,000 shares of preferred stock, par value $0.01 per share, of the REIT, which are the same numbers and types of shares of capital stock that the Company currently has authority to issue.

G. Supplemental Indentures

Pursuant to each of the Company Indentures, at the Effective Time the right of each holder of Company Notes then outstanding to convert its Company Notes into shares of Company Class A Common Stock will be changed into a right to convert such notes into shares of REIT Class A Common Stock. The amount of shares of REIT Class A Common Stock subject to this conversion right is calculated based on adjustment formulae set forth in the Company Indentures. The Company Indentures do not prohibit the merger of MergerCo with the Company so long as, in each case, the Surviving Company, the REIT and the trustee execute a supplemental indenture reflecting the adjustment to the conversion rate to each of the Company Notes to account for stock distributions contemplated in connection with the Reorganization and changing the obligor under each such indenture as appropriate in

light of the Reorganization. In connection with each execution of a supplemental indenture, an officer's certificate and an opinion of counsel will be delivered to the relevant trustee stating, among other things, that the Reorganization complies with the provisions of the applicable Company Indenture and a notice will be delivered to the relevant noteholders informing them of the execution of the supplemental indenture. Each of the Company Indentures expressly permits execution of such a supplemental indenture without the consent of the holders of the securities issued thereunder and it is therefore our opinion that no vote of the holders of any of the Company Notes will be required in connection with the Reorganization.

In connection with the Reorganization, the REIT, a Maryland corporation, will assume the obligations of the Company under the Company Notes pursuant to a supplemental indenture to each of the Company Indentures.

H. Directors and Officers of the REIT; Committees of the REIT Board

At the Effective Time the REIT Board will consist of the same individuals who constitute the Company Board immediately before the Effective Time, with their respective terms as directors of the REIT expiring when their respective terms as directors of the Company would have expired. The REIT Board will appoint the same committees as the Company Board has in place immediately prior to the Effective Time, and each committee of the REIT Board will be comprised of the same directors as the corresponding committee of the Company Board. Each committee of the REIT Board will have a charter that is substantially similar to the charter of the corresponding committee of the Company Board immediately prior to the Effective Time. In addition, at the Effective Time, the individuals serving as principal executive officer, principal financial officer and principal accounting officer of the Company will hold the same positions at the REIT, and each of the other individuals who is an executive officer of the Company immediately before the Effective Time is expected to be an executive officer of the REIT, although (a) some of such officers (not including the principal executive officer, principal financial officer and principal accounting officer) may have different responsibilities as executive officers of the REIT as a result of the implementation of the Company's previously disclosed intention to reorganize certain management positions along the lines of its functional business units (rather than current organization along strategic business units of the Company) and (b) several officers of the Company who are not principal officers or "named executive officers" have indicated that they may retire following the Reorganization. The Company does not anticipate any material impact from these changes and expects that any resulting vacant positions will be filled internally in the ordinary course of business.

I. Business of the REIT; Federal Securities Laws Applicable to the REIT

Prior to the Reorganization, the REIT will not have conducted any business and will not have had any assets, liabilities or operations other than those incident to its formation and participation in the Reorganization. Following the Reorganization, the REIT will own and control the Operating Partnership. The Operating Partnership will be the successor to the Company (Surviving Company) and will continue to engage in the business that the Company was engaged in immediately prior to the Reorganization. All of the Company's contractual and other business relationships generally will continue as relationships of the Operating Partnership unaffected by the Reorganization.

Notwithstanding the internal reorganization that the Company will implement prior to the Effective Time, the consolidated assets and liabilities of the REIT and its subsidiaries immediately

following the Effective Time will be the same as the consolidated assets and liabilities of the Company and its subsidiaries immediately before the Effective Time. PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, is expected to serve as the independent auditor of the REIT and its subsidiaries after the Effective Time.

Following the Reorganization, the REIT will continue to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K under the Exchange Act. In addition, the REIT will be required to file proxy and information statements under the Exchange Act. Finally, the REIT will continue to be subject to the corporate governance requirements of the NYSE, the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act.

J. The REIT Restrictions

In order to facilitate the REIT's compliance with the ownership limitations applicable to real estate investment trusts under the Code, the REIT Charter will contain restrictions relating to the ownership and transfer of the REIT Capital Stock. In order for the REIT to qualify as a real estate investment trust under the Code, not more than 50% of the value of the outstanding shares of REIT Capital Stock may be owned, directly or indirectly, by 5 or fewer "individuals" (as defined in the Code to include certain entities such as private foundations) during the last half of a taxable year (other than the first taxable year for which an election to be a real estate investment trust has been made). Also, REIT Capital Stock will have to be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be a real estate investment trust has been made). The restrictions on ownership and/or transfer are designed to ensure compliance with the foregoing requirements.

In addition to the foregoing ownership limitations, the REIT Charter will prohibit any person from actually or constructively owning shares of REIT Capital Stock to the extent that such ownership would cause any of the REIT's income that would otherwise qualify as "rents from real property" for purposes of Section 856(d) of the Code to fail to qualify as such.

To satisfy these and other requirements for qualification as a real estate investment trust under the Code and to otherwise protect the REIT from the consequences of a concentration of ownership among the REIT's shareholders, the REIT Charter also will contain provisions restricting the ownership or transfer of shares of REIT Capital Stock.

The REIT Restrictions are summarized in more detail in Annex A hereto and will be effective for shareholders of the Company participating in the Reorganization from and after the Effective Time, the point at which they will become shareholders of the REIT.

K. Ownership Before and After the Reorganization

The diagrams set forth on Annex C hereto summarize the relationships among the Company, the REIT, Forest City SPE and MergerCo before and after the Reorganization.

Prior to implementation of the changes described on Annex C, the Company also will have implemented an internal reorganization of certain of its subsidiaries to support its ability to operate in compliance with the requirements for qualification as a real estate investment trust for federal income tax

purposes. Specifically, certain subsidiaries will have been converted to, or replaced by, other entities that are disregarded for tax purposes and certain assets will have been contributed to one or more entities that will be treated as a taxable real estate investment trust subsidiary (each, a "TRS") following the Reorganization. A TRS is a corporation, for tax purposes, in which an entity that qualifies as a real estate investment trust under the Code owns stock (directly or through a partnership) and that has made a joint TRS election with such real estate investment trust. A TRS pays corporate tax on its taxable income. In order to satisfy certain of the requirements to qualify as a real estate investment trust under the Code, the REIT must hold certain of its assets and operations through a TRS (or possibly multiple TRSs). Assets that fall in this category include the Company's (i) military housing business, (ii) land development projects at *Stapleton* in Denver, Colorado, and *Mesa del Sol* in Albuquerque, New Mexico, (iii) condominium development business at *Pacific Park Brooklyn*, a mixed-use project in Brooklyn, New York, and (iv) ownership interests in *Barclays Center*, the arena in Brooklyn, New York, and The Brooklyn Nets, a National Basketball Association team. The internal reorganization mentioned above will be undertaken to allow the REIT to qualify as a real estate investment trust under the Code after the Reorganization, commencing with the taxable year ending December 31, 2016. Notwithstanding the internal reorganization, regarding those subsidiaries of the Company that will become TRSs of the REIT following the Reorganization, the assets and operations of such subsidiaries will be presented in the Company's consolidated financial statements before the Reorganization and in the REIT's consolidated financial statements after the Reorganization.

III. Requests

On behalf of the Company, we hereby respectfully request that the Staff concur in each of the following opinions, which are discussed more fully under the heading "Discussion and Analysis" below, and that the Staff confirm that the REIT may rely on the Staff's concurrence in such opinions to the same extent as the Company:

A. Exchange Act Rules 12b-2 and 12g-3(a). The Reorganization constitutes a "succession" for purposes of Rule 12g-3(a) under the Exchange Act, and the REIT Common Stock will be deemed to be registered under Section 12(b) of the Exchange Act by operation of Rule 12g-3(a) upon the filing of the Current Report on Form 8-K containing the requisite statements on which reliance on Rule 12g-3(a) is conditioned. Further, as a result of the Reorganization, the REIT will be deemed a "large accelerated filer" as such term is defined in Rule 12b-2 of the Exchange Act.

B. Registration Statements and Securities Act Rule 414. After the Effective Time, the REIT will constitute a "successor issuer" of the Company for purposes of Rule 414 under Securities Act ("Rule 414") and may file post-effective amendments to the Registration Statements to permit the REIT to continue offerings registered thereby as contemplated by Rule 414.

C. Forms S-3, S-4 and S-8. After the Effective Time, the REIT may, as the successor registrant to the Company, take into account the reporting history of the Company in determining whether (i) the REIT meets the eligibility requirements for use of Form S-3, (ii) the REIT "meets the requirements for use of Form S-3," as such phrase is used in the General Instructions to Form S-4 and (iii) the REIT "satisfies the registrant requirements for use of Form S-3," as such phrase is used in the General Instructions to Form S-8 under the Securities Act.

D. Securities Act Rules 144(c)(1). The Company's prior reports filed under the Exchange Act

may be taken into account in determining the REIT's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

E. Supplemental Indentures, Securities Act and Trust Indenture Act. In connection with the REIT's assumption of the obligations of the Company under the Company Notes as a result of the Reorganization, the execution of a supplemental indenture to each of the Company Indentures will not involve an "offer," "offer to sell," "offer for sale" or "sale" within the meanings of such terms as used in Section 2(a)(3) of the Securities Act that would require registration thereof under the Securities Act or qualification of the supplemental indentures under the Trust Indenture Act.

F. Securities Act Section 4(a)(3) Prospectus Delivery Requirement. The REIT may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Section 4(a)(3) of the Securities Act.

We note that the Staff has granted relief similar to that requested in this letter in several reorganization transactions similar to the Reorganization (*see generally New Monster Corporation and New Laser Corporation* (available June 12, 2015); *Mylan Inc.* (available February 18, 2015); *Media General, Inc.* (available November 10, 2014); *Rocky Mountain Chocolate Factory, Inc.* (available October 15, 2014); *Oshkosh Corporation* (available June 30, 2014); *Genworth Financial, Inc.* (available March 27, 2013); *ADA-ES, Inc.* (available March 15, 2012); *MGP Ingredients, Inc.* (available October 11, 2011); *Interactive Intelligence, Inc.* (available April 27, 2011); *HCA, Inc.* (available November 22, 2010); *GrafTech International Ltd.* (available November 4, 2010); *Sun Healthcare Group, Inc.* (available September 29, 2010); *The Dress Barn, Inc.* (available August 13, 2010); *Tim Hortons Inc.* (available September 9, 2009); *Willbros Group, Inc.* (February 27, 2009); *Weatherford International Ltd.* (available January 14, 2009); *Pediatrix Medical Group, Inc.* (available December 22, 2008); *Otter Tail Corporation* (available December 19, 2008); *Mentor Corporation* (available September 26, 2008); *Dollar Tree Stores, Inc.* (available February 20, 2008); *InterDigital Communications Corporation* (available June 25, 2007); and *Mercer International Inc.* (available December 12, 2005)) and involving, in certain cases, the imposition of transfer restrictions (*see, e.g., Iron Mountain Incorporated* (available November 17, 2014); *Alexander & Baldwin, Inc.* (available April 3, 2012); *GulfMark Offshore, Inc.* (available January 11, 2010); *Aether Systems, Inc.* (available April 26, 2005); *Adolph Coors Company* (available August 25, 2003); *The Presley Companies* (available October 8, 1999); *PS Group, Inc.* (available January 25, 1996); and *Doskocil Cos. Inc.* (available March 24, 1995)).

In reliance on the Staff's Interpretive Release dated September 23, 1981 (Rel. 34-18114), after the Reorganization officers, directors and 10% beneficial owners of the Company will not be required to file initial statements of beneficial ownership on Form 3 to reflect their interest in shares of REIT Common Stock, provided that they note on their next subsequent filing on Form 4 that such form is being filed to indicate a change in beneficial ownership of REIT Common Stock and that the REIT is the successor issuer of the Company for purposes of filings under Section 16 of the Exchange Act.

IV. Discussion and Analysis

A. Exchange Act Rules 12b-2 and 12g-3(a)

Rule 12g-3(a) of the Exchange Act provides that where, in connection with a "succession" by

merger, securities of an issuer that are not already registered under Section 12 of the Exchange Act (such as REIT Common Stock) are issued to holders of any class of securities of another issuer that are already registered under Section 12 of the Exchange Act (such as Company Common Stock), then the unregistered securities so issued shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, subject to certain enumerated exceptions (none of which is applicable to the REIT or the Reorganization). In such a case, Rule 12g-3(f) requires the issuer of the securities deemed registered under Section 12 of the Exchange Act pursuant to Rule 12g-3(a) to indicate in the Current Report on Form 8-K filed in connection with the succession the paragraph of Section 12 of the Exchange Act under which such class of securities is deemed registered. The REIT intends to file a Current Report on Form 8-K promptly following the Effective Time and to indicate the treatment of the REIT as a "successor" to the Company in that report. In addition, a Form 25 will be filed to delist the Company Common Stock from trading on the NYSE and to terminate the registration of the Company Common Stock under Section 12(b) of the Exchange Act and a Form 15 will be filed to terminate registration of the Company Common Stock under Section 12(g) the Exchange Act. It is our opinion that the change of the domicile of the publicly-held corporation from Ohio to Maryland and the implementation of the REIT Restrictions on the shares of REIT Capital Stock will not materially affect the rights of the Company's shareholders and should not impact the relief requested with respect to Rule 12g-3(a). We note that the Staff has granted relief in similar circumstances. *See, e.g., Iron Mountain Incorporated, supra, Sun Healthcare Group, Inc., supra, GulfMark Offshore, Inc., supra, Aether Systems, Inc., supra,* and *Doskocil Cos. Inc., supra).* It is also our opinion that the conversion of the Surviving Company to a limited partnership (the Operating Partnership) in which the REIT owns all of the profits and capital interests, directly and through its interests in Forest City SPE, should not impact the relief requested with respect to Rule 12g-3(a) because the Operating Partnership will by virtue of the conversion and by operation of law continue to possess all of the assets, right, liabilities and obligations of the Surviving Company. We note that the Staff has previously granted relief in circumstances involving the conversion of an entity to a limited partnership. *See, e.g., Sanchez Production Partners LLC* (available February 19, 2015).

A "succession" is defined in Rule 12b-2 of the Exchange Act as the direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer. While the REIT's acquisition of the assets of a going business by way of the Reorganization will not be direct, the acquisition is only one step removed (the REIT will own the Operating Partnership, which will be the legal successor to the Company and all of its assets) and, notwithstanding the internal reorganization that the Company will implement prior to the Effective Time, the consolidated assets and liabilities of the REIT immediately after the Reorganization will be the same as those of the Company immediately before the Reorganization. The shareholders of the Company immediately before the Reorganization will be the shareholders of the REIT immediately after the Reorganization. The rights of the shareholders of both companies will be equivalent in most respects, except for the REIT Restrictions, which are being implemented to facilitate the REIT's planned compliance with certain of the U.S. federal income tax rules that the REIT must satisfy in order to qualify as a real estate investment trust under the Code, and variations to the shareholders' rights to be set forth in the REIT Charter and the REIT Bylaws as discussed in "The Reorganization—Charter, Bylaws and State Corporate Law" and as summarized in Annex B attached hereto. Shareholders of the Company will continue to bear the economic risks of their investment after the Merger.

It is also our opinion that the change of the domicile of the publicly-held corporation from Ohio to Maryland does not impact the succession analysis under Rule 12g-3. From a governance standpoint, shareholders of the REIT will have similar protections under Maryland law as they currently have under

Ohio law as shareholders of the Company. The Company Board is choosing to domicile the REIT under Maryland law because approximately 80% of the public real estate investment trusts are formed under Maryland law, which promotes comparability for the investment community of governance structures for real estate investment trusts. The Company Board has also determined that, when compared with Ohio, Maryland has more comprehensive and flexible laws governing entities that qualify as real estate investment trusts under the Code, including provisions in the MGCL that are conducive to the operations of a real estate investment trust and case law in Maryland that has supported the enforceability of REIT Restrictions. In addition, the Maryland courts and legislature are familiar with real estate investment trusts, which, in counsel's opinion, will benefit shareholders more than if the REIT remained domiciled under Ohio law. Previous Staff responses to requests for "no-action" relief recognize that, due to the differences between the general corporate laws of the various states (and, in some cases, foreign countries), every change in corporate domicile from one state to another necessarily involves changes in the interests and rights of shareholders. *See, e.g., Southwestern Energy Company* (available June 29, 2006), *Russell Corporation* (available March 18, 2004), *Adolph Coors Company, supra*, and *General Electronic Capital Corporation* (available July 26, 2000). Although the Staff's recognition of this fact in the letters cited above was in response to requests for relief that a reincorporation merger constitutes a "change in domicile" within the meaning of Rule 145(a)(2) of the Securities Act, we note that the Staff concurrently granted relief in such letters as to the fact that the reincorporation merger in question constituted a "succession" for purposes of Rule 12g-3(a). We also note that the Staff has granted relief with respect to reliance on Rule 12g-3 in circumstances where a holding company formation results in a change of domicile to a state (or country) that impacts the interests and rights of shareholders of the publicly-held corporation because of differences between the laws of the existing and prospective domiciles. *See, e.g., Mylan Inc., supra, Rocky Mountain Chocolate Factory, Inc., supra, MGP Ingredients Inc., supra, The Dress Barn, Inc., supra, Tim Hortons Inc., supra, Weatherford International Ltd., supra, Oncothyreon Inc. and Biomira Inc.* (available January 31, 2008), *Pediatrix Medical Group, Inc., supra,* and *InterDigital Communications Corporation, supra.*

We also submit that the succession analysis should not be impacted by the differences between the organizational documents of the REIT and the Company, which are summarized in Annex B attached hereto. The changes that will be incorporated into the REIT Charter and REIT Bylaws are generally consistent with the relevant Maryland "default" provisions, and the operative provisions pertaining to the voting rights of holders of Company Class A Common Stock and Company Class B Common Stock will be "carried over" into the REIT Charter and remain unchanged from the Company Articles, including provisions specifying the number of votes per share and the percentage of the total number of directors that can be elected by each class. We note that the Staff has previously granted relief in similar circumstances where a company has decided to modify organizational documents through a holding company formation effected through a reincorporation merger. *See, e.g., Mylan Inc., supra, Rocky Mountain Chocolate Factory, Inc., supra, MGP Ingredients Inc., supra, The Dress Barn, Inc., supra, Tim Hortons Inc., supra, Weatherford International Ltd., supra, Oncothyreon Inc. and Biomira Inc., supra, Pediatrix Medical Group, Inc., supra,* and *InterDigital Communications Corporation, supra.*

Based on our review of, among other things, the no-action letters listed below, it is our opinion that the definition of succession and the Staff's interpretation thereof, is broad enough to permit reliance on Rule 12g-3 under the circumstances currently present in the Reorganization. *See, e.g., Rocky Mountain Chocolate Factory, Inc., supra, Oshkosh Corporation, supra, Genworth Financial, Inc., supra, Alexander & Baldwin, Inc., supra, ADA-ES, Inc., supra, MGP Ingredients, Inc., supra, Interactive Intelligence, Inc., supra, HCA, Inc., supra, GrafTech International Ltd., supra, The Dress Barn, Inc.,*

supra, Willbros Group, Inc., supra, Pediatrix Medical Group, Inc., supra, Otter Tail Corporation, supra, Mentor Corporation, supra, Dollar Tree Stores, Inc., supra, and *InterDigital Communications Corporation, supra.* We believe that our opinion is consistent with the purpose behind Exchange Act Rule 12g-3, which is "to eliminate any possible gap in the application of Exchange Act protection to the security holders of the predecessor." *See* Securities and Exchange Commission Division of Corporation Finance Compliance and Disclosure Interpretations (last updated February 13, 2012) (the "CD&Is"), at Question 250.01 (under "Exchange Act Rules").

It also is our opinion that the existence of Forest City SPE as a wholly-owned intermediary entity between the REIT and the Operating Partnership should not impact the Company's ability to rely on Rule 12g-3. Forest City SPE, a wholly-owned subsidiary of the REIT, is included in the structure solely to provide a second distinct owner of interests in the Surviving Company, which is necessary to facilitate the Surviving Company's conversion to a partnership for state law purposes (which requires at least two partners) and U.S. federal income tax purposes. With an ownership interest of less than 1% of the total equity interests in the Operating Partnership, the Forest City SPE interest is modest by any standard, and, as a wholly-owned direct corporate subsidiary of the REIT, the assets, liabilities and operations of Forest City SPE will be included in the REIT's consolidated financial statements. Moreover, the REIT's ownership of a small portion of the Operating Partnership through Forest City SPE does not have any material impact on public shareholders because the REIT will control both the Operating Partnership (in its capacity as the general partner) and Forest City SPE (in its capacity as the sole shareholder). Whether the REIT holds the interests in the Operating Partnership directly or indirectly, the REIT will have exclusive control of the Operating Partnership and, immediately following the Reorganization, will own all of the equity interests in the Operating Partnership. The shareholders of the Company immediately before the Reorganization will be the shareholders of the REIT immediately after the Reorganization, so they will continue to own the same interests in the Operating Partnership (formerly the Company) and its assets, albeit through the REIT. And, as noted above, the directors of the REIT immediately after the Reorganization will be the directors of the Company immediately prior to the Reorganization, and the individuals serving as principal executive officer, principal financial officer and principal accounting officer will hold the same positions at the REIT.

On the basis of the foregoing, we respectfully request that the Staff concur in our opinion that the Reorganization constitutes a "succession" for purposes of Rule 12g-3(a) and that, therefore, the REIT Common Stock will be deemed registered under Section 12(b) of the Exchange Act in accordance with Rule 12g-3 promulgated thereunder, and that the REIT may satisfy the requirements of Rule 12g-3 by filing a Form 8-K with the Commission indicating that the shares of REIT Common Stock are registered under Section 12(b) of the Exchange Act.

The Company is a "large accelerated filer" as defined by Rule 12b-2 of the Exchange Act. Because the REIT will be the successor issuer to the Company, we believe the REIT should be deemed a "large accelerated filer" for purposes of Rule 12b-2 upon consummation of the Reorganization. The Staff has taken a similar position on prior occasions that a successor issuer would be a successor to a predecessor's status as a "large accelerated filer" under Rule 12b-2 of the Exchange Act. *See, e.g., Iron Mountain Incorporated, supra, Oshkosh Corporation, supra, Genworth Financial, Inc., supra, Alexander & Baldwin, Inc., supra, MGP Ingredients, Inc., supra, Interactive Intelligence, Inc., supra, GrafTech International Ltd., supra, Sun Healthcare Group, Inc., supra, The Dress Barn, Inc., supra, Tim Hortons Inc., supra, Willbros Group, Inc., supra, Pediatrix Medical Group, Inc., supra, Otter Tail Corporation, supra, Mentor Corporation, supra, Dollar Tree Stores, Inc., supra,* and *InterDigital Communications*

Corporation, supra.

On the basis of the foregoing, we respectfully request that the Staff concur in our opinion that the REIT should be deemed a "large accelerated filer" for purposes of Rule 12b-2 upon consummation of the Reorganization.

B. Registration Statements and Securities Act Rule 414

Rule 414, promulgated under Regulation C of the Securities Act, provides that if an issuer has been succeeded by another issuer for the purposes of changing its form of organization, a registration statement of the predecessor issuer will be deemed to be the registration statement of the successor issuer for the purpose of continuing the offering covered by such registration statement, provided that the following conditions are satisfied:

(i) immediately prior to the succession, the successor issuer had no assets or liabilities other than nominal assets or liabilities;

(ii) the succession was effected by a merger pursuant to which the successor issuer acquired all of the assets and assumed all of the liabilities and obligations of the predecessor issuer;

(iii) the succession was approved by security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) of the Exchange Act or Section 20(a) of the Investment Company Act of 1940 or information was furnished to security holders pursuant to Section 14(c) of the Exchange Act; and

(iv) the successor issuer has filed an amendment to the registration statement of the predecessor issuer expressly adopting such statement as its own registration statement for all purposes of the Securities Act and the Exchange Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statement from being misleading in any material respect, and such amendment has become effective.

We believe that each of the Company's Registration Statements should be deemed to be the registration statement of the REIT as the "successor issuer for the purpose of continuing the respective offering," because the Reorganization will have the effect of changing the Company's "form of organization" and substantially meets all of the other conditions enumerated in Rule 414. The Reorganization will satisfy the conditions enumerated in Rule 414 as follows: (1) immediately prior to the Effective Time, the REIT will have no assets or liabilities other than nominal assets or liabilities, (2) the Reorganization will be effected by a merger pursuant to which the REIT will acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer, subject to the qualification set forth in the succeeding paragraph, (3) the Reorganization will have been approved by the shareholders of the Company at the Special Meeting for which proxies will have been solicited pursuant to Section 14(a) of the Exchange Act and (4) the REIT will file amendments to the Registration Statements in the same manner and to the effect contemplated by paragraph (d) of Rule 414 including registration of the REIT Common Stock.

The only condition of Rule 414 which will not be technically met is with respect to paragraph (b) of Rule 414, which requires that the succession be effected by a merger "pursuant to which the successor issuer acquire[s] all of the assets and assume[s] all of the liabilities and obligations of the predecessor issuer." The REIT will not directly acquire any of the assets or assume any of the liabilities of the Company, except that the REIT will assume the Company's obligations under the Stock-Based Benefit Plans and the Master Contribution Agreement (because they involve the issuance of equity securities) as well as the Cash-Based Benefit Plans. All other assets and liabilities of the Company will remain with the Company, as the Surviving Company, immediately following the Merger. However, the principal effect of the Merger will be to cause the REIT to become the owner of the Company and, therefore, indirectly, the owner of all of the assets of the Company. In addition, as the general partner of the Operating Partnership, the REIT will have liability, under state law, for all of the obligations of the Company – so again the substantive requirements will have been met – if in an indirect manner. This indirect ownership, and the state law liability, is well within the spirit of Rule 414; the REIT will indirectly have the benefit of such assets and will effectively be subject to such liabilities and obligations by reason of its ownership of the Surviving Company, directly and through Forest City SPE. Moreover, from a financial reporting perspective, following the Reorganization the assets, liabilities and shareholders' equity of the REIT, on a consolidated basis, will be the same as those of the Company immediately prior to the Reorganization, notwithstanding the internal reorganization that the Company will implement prior to the Effective Time. We believe that this technicality relating to paragraph (b) is not material and should not adversely impact the applicability of Rule 414. Notwithstanding the form of indirect ownership, the REIT will file post-effective amendments to the Registration Statements adopting the Registration Statements as its own registration statements for all purposes of the Securities Act and the Exchange Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession or information necessary to keep the Registration Statements from being misleading in any material respect, as contemplated in Securities Act Rule 414(d).

For these reasons, it is our opinion that the Registration Statements of the Company should be deemed to be the corresponding registration statements of the REIT as the successor issuer for the purpose of continuing the offerings for purposes of Rule 414, and that the REIT may file post-effective amendments to those registration statements as contemplated by Rule 414. We note that the Staff has concurred in similar circumstances with respect to Rule 414. *See, e.g., Rocky Mountain Chocolate Factory, Inc., supra, Oshkosh Corporation, supra, Genworth Financial, Inc., supra, Alexander & Baldwin, Inc., supra, ADA-ES, Inc., supra, MGP Ingredients, Inc., supra, Interactive Intelligence, Inc., supra, HCA, Inc., supra, GrafTech International Ltd., supra, The Dress Barn, Inc., supra, Pediatrix Medical Group, Inc., supra,* and *Dollar Tree Stores, Inc., supra.*

C. Forms S-3, S-4 and S-8

General Instruction I.A.6.(a) to Form S-3 (previously General Instruction I.A.7.(a)) under the Securities Act provides that a successor registrant shall be deemed to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1., 2., 3. and 5. of Form S-3 if its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor. The Reorganization meets both of the conditions. Following the Reorganization the REIT will become the holding company of the Company (then the Operating Partnership) and one of the principal results of the Reorganization will be to change the state of incorporation of the registrant from

Ohio to Maryland.

Consistent with prior no-action letters, the fact that the succession involved both a holding company formation and a change in the state of incorporation of the publicly-held corporation should not affect the analysis. *See, e.g., Rocky Mountain Chocolate Factory, Inc., supra, ADA-ES, Inc., supra, The Dress Barn, Inc., supra, Oncothyreon Inc. and Biomira Inc., supra, Payless ShoeSource, Inc.* (available April 20, 1998), *Quality Food Centers, Inc.* (available August 26, 1997) and *National Securities Corporation* (available February 6, 1997).

Moreover, the fact that another purpose of the Merger is to effect the REIT Restrictions, in our view, does not override the application of General Instruction I.A.6. In similar contexts where the sole purpose of the transaction was to effect transfer restrictions, the Staff took the position that the surviving company was entitled to include the activities of its predecessor when determining its eligibility to use Form S-3 under General Instruction I.A.6. *See, e.g., Iron Mountain Incorporated, supra, GulfMark Offshore, Inc., supra, Aether Systems, Inc, supra,* and *Doskocil Cos. Inc., supra.* In addition, the fact that another purpose of the Merger is to facilitate the planned conversion of the Surviving Company from a corporation to a limited partnership (the Operating Partnership), which will permit the REIT to utilize the UPREIT structure that is commonly used by other publicly-held companies that qualify as real estate investment trusts under the Code, in our view, does not override the application of General Instruction I.A.6. One of the by-products of converting the Surviving Company to an entity treated as a partnership for federal income tax purposes (as opposed to a corporation) will be that items of income, gain, deduction, loss and credit will flow from the Operating Partnership to the REIT and will be included in the computation of the REIT's net taxable income for U.S. federal income tax purposes. Based on the foregoing, it is our opinion that the planned conversion of the Surviving Company from a corporation to a limited partnership should not impact the REIT's ability to include the prior activities of the Company in determining whether the REIT meets the eligibility requirements for the use of Form S-3.

Pursuant to the Reorganization, the REIT's consolidated assets and liabilities will be the same as the consolidated assets and liabilities of the Company immediately before the Reorganization. Upon consummation of the Reorganization, and notwithstanding the internal reorganization that the Company will implement prior to the Effective Time, the REIT will have the same consolidated financial position and total enterprise value as the Company immediately prior to the Reorganization. It also will have exactly the same public share ownership. In addition, the members of the REIT Board following the Reorganization will be the same as the members of the Company Board immediately prior to the Reorganization. In the absence of economic and substantive consequence, we believe that, following the Reorganization, the REIT should be deemed to be a successor registrant and should be able to include the prior activities of the Company in determining whether (i) the requirements as to the use of Form S-3 have been met by the REIT, (ii) the REIT "meets the requirements for use of Form S-3," as such phrase is used in the General Instructions of Form S-4 under the Securities Act and (iii) the REIT "satisfies the registration requirements for use of Form S-3," as such phrase is used in the General Instructions of Form S-8. Such a determination would be consistent with relief granted by the Staff in similar circumstances. *See, e.g., Rocky Mountain Chocolate Factory, Inc., supra, Oshkosh, Corporation, supra, Genworth Financial, Inc., supra, Alexander & Baldwin, Inc., supra, ADA-ES, Inc., supra, MGP Ingredients, Inc., supra, Interactive Intelligence, Inc., supra, HCA, Inc., supra, GrafTech International Ltd., supra, The Dress Barn, Inc., supra, Tim Hortons Inc., supra, Willbros Group, Inc., supra, Pediatrix Medical Group, Inc., supra, Otter Tail Corporation, supra, Mentor Corporation, supra, Dollar Tree Stores, Inc., supra,* and *InterDigital Communications Corporation, supra.*

Accordingly, we respectfully request that the Staff concur in our opinion that after the Effective Time, the REIT may, as the successor registrant to the Company, take into account the reporting history of the Company in determining whether (a) the REIT meets the eligibility requirements for use of Form S-3, (b) the REIT "meets the requirements for use of Form S-3," as such phrase is used in the General Instructions to Form S-4 under the Securities Act and (c) the REIT "satisfies the registrant requirements for use of Form S-3," as such phrase is used in the General Instructions to Form S-8 under the Securities Act.

D. Securities Act Rule 144(c)(1)

Affiliates of the REIT that desire to sell REIT Common Stock, absent registration under the Securities Act, must sell those shares pursuant to Rule 144 under the Securities Act or some other applicable exemption from registration thereunder. Rule 144 under the Securities Act provides a "safe harbor" under the exemption provided by Section 4(a)(1) of the Securities Act for resales of securities if certain conditions are met. Rule 144(c) requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144 there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. Pursuant to Rule 144(c)(1) of the Securities Act, this requirement will be deemed to be satisfied where an issuer (i) has securities registered pursuant to Section 12 of the Exchange Act, (ii) has been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of the securities, (iii) has filed all of the reports required to be filed by it under Section 13 of the Exchange Act for the 12 months preceding such sale (or for such shorter period that it was required to file such reports) and (iv) has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted by it under the Exchange Act for the 12 months preceding such sale (or for such shorter period that the issuer was required to submit and post such files).

The purpose of Rule 144(c)(1), like the reporting requirements of Form S-3, is to ensure that adequate, detailed information about the registrant and its securities is available for public inspection. Although a literal application of Rule 144(c)(1) would prevent affiliates of the REIT from utilizing Rule 144 during the first 90 days after the Effective Time, we believe that the prior reporting history of the Company may and should be taken into account for purposes of determining whether the REIT satisfies the Rule 144(c)(1) eligibility requirements. In this instance, assets held indirectly in the REIT after the Reorganization will be the same assets that were in the Company prior to the Reorganization, notwithstanding the internal reorganization that the Company will implement prior to the Effective Time. So, the information provided by the Company in the 12 months prior to the Reorganization is the most relevant information about the assets of the REIT and treating that information as having been furnished to the public by and concerning the REIT would be adequate and current. The Company has been a reporting company under the Exchange Act for over 50 years. All reports required to be filed by the Company under the Exchange Act have been timely filed or will be timely filed prior to the Reorganization, including a current report on Form 8-K with respect to the Company's completion of the Reorganization.

Following the Reorganization, the REIT will be subject to the reporting requirements of Section 13 of the Exchange Act. Each Interactive Data File required to be submitted and posted by the Company pursuant to Rule 405 of Regulation S-T also has been or will be timely submitted electronically and posted on the Company's corporate website prior to the Reorganization. Immediately following the Reorganization, and notwithstanding the internal reorganization the Company will implement prior to

the Effective Time, the REIT will have the same consolidated assets, liabilities, businesses, management and operations as the Company prior to the Reorganization. Therefore, we conclude that strict compliance with the 90-day waiting period is not necessary to effectuate the purpose of Rule 144(c)(1) in light of the comprehensive disclosures by the Company in prior Exchange Act reports, the continuing reporting that will be made by the REIT and the continuing submission and posting of Interactive Data Files that will be made by the REIT.

Based on the foregoing, we are of the opinion that, for purposes of Rule 144, the REIT may include the Company's reporting history and status prior to the Reorganization in determining whether the REIT has complied with the public information requirements of Rule 144(c)(1) and thus, the REIT should be deemed to have complied with the public information requirements of Rule 144(c)(1) immediately after the Reorganization if the Company has complied with the requirements of Rule 144 until the Effective Time. The Staff has taken similar positions in the context of comparable transactions. *See, e.g., Rocky Mountain Chocolate Factory, Inc., supra, Oshkosh Corporation, supra, Genworth Financial, Inc., supra, Alexander & Baldwin, Inc., supra, ADA-ES, Inc., supra, MGP Ingredients, Inc., supra, Interactive Intelligence, Inc., supra, HCA, Inc., supra, GrafTech International Ltd., supra, The Dress Barn, Inc., supra, Tim Hortons Inc., supra, Willbros Group, Inc., supra, Pediatrix Medical Group, Inc., supra, Mentor Corporation, supra, Otter Tail Corporation, supra, Dollar Tree Stores, Inc., supra,* and *InterDigital Communications Corporation, supra.*

We respectfully request that the Staff concur in our opinion that the Company's reporting history under the Exchange Act prior to the Reorganization may be taken into account in determining whether the REIT has complied with the current public information requirements of Rule 144(c)(1).

E. Supplemental Indentures, Securities Act and Trust Indenture Act

Pursuant to each of the Company Indentures, at the Effective Time, the right of each holder of then-outstanding Company Notes to convert its Company Notes into shares of Company Class A Common Stock will be changed into a right to convert such notes into shares of REIT Class A Common Stock. The amount of shares of REIT Class A Common Stock subject to this conversion right will be calculated based on adjustment formulae set forth in the Company Indentures. The Company Indentures permit the merger of MergerCo with the Company so long as, in each case, the Surviving Company, the REIT and the trustee execute a supplemental indenture reflecting the adjustment to the conversion rate to each of the Company Notes to account for stock distributions contemplated in connection with the Reorganization and changing the obligor under each such indenture as appropriate in light of the Reorganization. In connection with each execution of a supplemental indenture, an officer's certificate and an opinion of counsel will be delivered to each relevant trustee confirming, among other things, that the Reorganization complies with the provisions of the applicable Company Indenture, and a notice will be delivered to the relevant noteholders informing them of the execution of the supplemental indenture.

The REIT will assume the obligations under the Company Notes as the successor issuer pursuant to supplemental indentures entered into with the trustee under each of the Company Indentures. The supplemental indentures will provide for the assumption by the REIT of all of the Company's liabilities and obligations under the Company Notes, including the due and punctual payment of the principal of and interest on the Company Notes assumed.

Section 2(a)(3) of the Securities Act states that the "sale" of a security must involve some

disposition "for value." Under Section 9.01 of the Company Indentures, no holder of the Company Notes, in their capacity as such, will have any right to vote upon, consent to or contest the Reorganization or the execution of the supplemental indentures, and the Company is not going to voluntarily seek any such vote or consent. As a result, the holders of the Company Notes are not making a "new" investment decision with respect to a security. Furthermore, holders of the Company Notes are not paying any consideration or giving up any rights or anything else of value in connection with the assumption of the Company Notes by the REIT. Accordingly, there is no "sale" within the meaning of Section 2(a)(3) of the Securities Act and, therefore, no requirement to register the offering, sale or delivery of such retention. The Staff has taken similar positions in the context of comparable transactions. *See, e.g., Iron Mountain Incorporated, supra, Weatherford International Ltd., supra,* and *Mercer International Inc., supra.*

Accordingly, we respectfully request the Staff's concurrence in our opinion that the REIT's assumptions of the obligations under the Company Notes and the execution of a supplemental indenture to each of the Company Indentures will not involve an "offer," "offer to sell," "offer for sale," or "sale" as those terms are defined in Section 2(a)(3) of the Securities Act and as those definitions are incorporated by reference into Section 303(2) of the Trust Indenture Act and, therefore, that qualification of each of the supplemental indentures is not required under the Trust Indenture Act.

F. Securities Act Section 4(a)(3) Prospectus Delivery Requirement

Under Securities Act Rule 174(b), a dealer need not deliver a prospectus if the issuer is an Exchange Act reporting company. Notwithstanding the internal reorganization that the Company will have implemented prior to the Effective Time, the REIT will have the same consolidated assets, liabilities, business and operations as the Company immediately before the Effective Time and will be the successor to the Company. The Company has been a reporting company under the Exchange Act since 1960, and the REIT, as the successor to the Company, will assume the Company's reporting status after the Effective Time. The Staff has previously taken the position that the successor in transactions similar to the Reorganization is deemed an Exchange Act reporting company and dealers of the successor's securities may rely on Securities Act Rule 174(b). *See, e.g., Rocky Mountain Chocolate Factory, Inc., supra, Oshkosh Corporation, supra, Alexander & Baldwin, Inc., supra, ADA-ES, Inc., supra, Interactive Intelligence, Inc., supra, The Dress Barn, Inc., supra, Tim Hortons Inc., supra, Pediatrix Medical Group, Inc., supra,* and *Mentor Corporation, supra.*

Accordingly, we respectfully request that the Staff concur in our opinion that the REIT may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Section 4(a)(3) of the Securities Act.

II. Conclusion

On behalf of the Company, we respectfully request the concurrence of the Staff in each of the opinions listed above under the heading "Requests." We also request that the Staff confirm that the REIT may rely on the Staff's concurrence in such opinions to the same extent as the Company. Because the Company will request that the Reorganization Registration Statement not be declared effective until the outcome of this request is known, we hereby respectfully request that this matter be given expedited consideration by the Staff. If the Staff does not concur in any of our opinions or any other matter

discussed in this letter, we would appreciate an opportunity to discuss the matter with the Staff prior to any written response to this letter.

If you have any questions or you require additional information concerning this letter or any matter discussed herein, please contact the undersigned at (216) 566-5749.

Sincerely,

THOMPSON HINE LLP

By: 
Thomas A. Aldrich, Partner

cc: Geralyn M. Presti
Executive Vice President, General Counsel and Corporate Secretary
Forest City Enterprises, Inc.

<u>Annex A</u>

Summary of REIT Restrictions

The relevant sections of the REIT Charter will provide that, subject to the exceptions described below, no person (as defined in the REIT Charter) may beneficially or constructively own more than 9.8% in value of the aggregate of the outstanding shares of REIT Capital Stock, or more than 9.8% in value or number (whichever is more restrictive) of the outstanding shares of REIT Common Stock (such restrictions, the "ownership limits").

The applicable constructive ownership rules under the Code are highly technical and complex and may cause REIT Capital Stock owned actually or constructively by a group of related individuals and/or entities to be treated as owned by one individual or entity. As a result, the acquisition of less than 9.8% in value of outstanding REIT Capital Stock or less than 9.8% in value or number of outstanding shares of REIT Common Stock (including through the acquisition of an interest in an entity that owns, actually or constructively, any class or series of REIT Capital Stock) by an individual or entity could nevertheless cause that individual or entity, or another individual or entity, to own, constructively or beneficially, in excess of 9.8% in value of outstanding REIT Capital Stock or 9.8% in value or number of outstanding shares of REIT Common Stock.

The REIT Board may, in its sole discretion, exempt a person from the ownership limits and may establish a different limit on ownership for any such person. However, the REIT Board may not exempt any person whose ownership of outstanding stock in violation of these limits would result in the REIT being "closely held" within the meaning of Section 856(h) of the Code or otherwise failing to qualify as a real estate investment trust under the Code. In order to be considered by the REIT Board for exemption or a higher limit on ownership, a person must make such representations and undertakings as are reasonably necessary to ascertain that such person's beneficial or constructive ownership of REIT Capital Stock will not now or in the future jeopardize the REIT's ability to qualify as a real estate investment trust under the Code and must agree that any violation or attempted violation of such representations or undertakings (or other action that is contrary to the ownership limits and certain other limits on ownership and transfer of REIT Capital Stock described herein) will result in certain of the shares of REIT Capital Stock held by such person being automatically transferred to a trust as described below. As a condition of any waiver, the REIT Board may require an opinion of counsel or a ruling from the U.S. Internal Revenue Service (the "IRS") satisfactory to the REIT Board with respect to the REIT's qualification as a real estate investment trust under the Code and may impose such other conditions as it deems appropriate in connection with the granting of the exemption or a higher limit on ownership.

In connection with any waiver of the ownership limits or at any other time, the REIT Board may from time to time increase the ownership limits for one or more persons and decrease the ownership limits for all other persons; provided that the new ownership limits may not, after giving effect to such increase and under certain assumptions stated in the REIT Charter, result in the REIT being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interests are held during the last half of a taxable year). Reduced ownership limits will not apply to any person whose percentage ownership of the total shares of REIT Capital Stock or of the shares of a class or series of REIT Capital Stock, as applicable, is in excess of such decreased ownership limits until such time as such person's percentage of total shares of REIT Capital Stock or of the shares of REIT Common Stock, as applicable, equals or falls below the decreased ownership limits, but any further acquisition of REIT Capital Stock or of REIT Common Stock, as applicable, in excess of such percentage ownership of

shares of REIT Capital Stock or of REIT Common Stock will be in violation of the ownership limits. The REIT Charter further prohibits:

- any person from transferring shares of REIT Capital Stock if such transfer would result in shares of REIT Capital Stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code); and

- any person from beneficially or constructively owning shares of REIT Capital Stock if such ownership would result in the REIT being "closely held" under Section 856(h) of the Code or otherwise failing to qualify as a real estate investment trust under the Code.

The foregoing provisions on transferability and ownership will not apply if the REIT's Board determines, in its sole discretion, that it is no longer in the REIT's best interests to attempt to qualify, or to continue to qualify, as a real estate investment trust under the Code.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of REIT Capital Stock that will or may violate the ownership limits or any of the other foregoing restrictions on ownership and transfer will be required to give notice to the REIT immediately (or, in the case of a proposed or attempted transaction, at least 15 days prior to such transaction) and provide it with such other information as the REIT may request in order to determine the effect, if any, of such transfer on the REIT's qualification as a real estate investment trust under the Code.

Pursuant to the REIT Charter, if there is any purported transfer of REIT Capital Stock or other event that, if effective, would violate any of the restrictions described above, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to a trust for the exclusive benefit of a designated charitable beneficiary, except that any transfer that results in the violation of the restriction relating to REIT Capital Stock being beneficially owned by fewer than 100 persons will be null and void. The trustee will be designated by the REIT and must be unaffiliated with the REIT and with any purported transferee. The automatic transfer will be effective as of the close of business on the business day prior to the date of the purported transfer or other event that requires the transfer to the trust. The person that would have owned the shares of REIT Capital Stock if they had not been transferred to the trust is referred to herein as the "purported transferee." The purported transferee will acquire no rights in the shares transferred to the trust. Any dividend or other distribution paid to the purported transferee, prior to the REIT's discovery that the shares of REIT Capital Stock had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable restriction contained in the REIT Charter, then the transfer of the shares of REIT Capital Stock will be null and void.

Shares of REIT Capital Stock transferred to the trustee are deemed to be offered for sale to the REIT or its designee at a price per share of REIT Capital Stock equal to the lesser of (i) the price per share of REIT Capital Stock in the transaction that resulted in such transfer to the trust or, if the purported transferee did not give value for the shares of REIT Capital Stock in connection with the event causing such shares to be held in trust (*e.g.*, in the case of a bequest or gift), the market price at the time of such event and (ii) the market price on the date the REIT accepts, or its designee accepts, such offer. The REIT has the right to accept such offer until the trustee has sold the shares of REIT Capital Stock held in the trust pursuant to the clauses discussed below. Upon a sale to the REIT, the interest of the charitable beneficiary in the shares of REIT Capital Stock sold terminates and the trustee must distribute the net

proceeds of the sale to the purported transferee, except that the trustee may reduce the amount payable to the purported transferee by the amount of any dividends and other distributions that the REIT paid to the purported transferee prior to the REIT's discovery that the shares of REIT Capital Stock had been transferred to the trust and that is owed by the purported transferee to the trustee as described above. Any net sales proceeds in excess of the amount payable to the purported transferee shall be immediately paid to the charitable beneficiary, and any dividends and other distributions held by the trustee with respect to such REIT Capital Stock will be paid to the charitable beneficiary.

Within 20 days after receiving notice from the REIT of the transfer of shares of REIT Capital Stock to the trust, the trustee must sell the shares of REIT Capital Stock to a person who could own such shares without violating the restrictions described above. Upon such a sale, the trustee must distribute to the purported transferee an amount equal to the lesser of (i) the price paid by the purported transferee for such shares or, if the purported transferee did not give value for such shares in connection with the event causing such shares to be held in trust (*e.g.*, in the case of a gift, bequest or other such transaction), the market price of such shares on the day of the event causing such shares to be held in the trust, and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for such shares. The trustee may reduce the amount payable to the purported transferee by the amount of any dividends and other distributions that the REIT paid to the purported transferee before the REIT's discovery that such shares had been transferred to the trust and that is owed by the purported transferee to the trustee as described above. Any net sales proceeds in excess of the amount payable to the purported transferee will be immediately paid to the charitable beneficiary, together with any dividends and other distributions held by the trustee with respect to such stock.

In addition, if prior to discovery by the REIT that shares of REIT Capital Stock have been transferred to a trust, such shares of REIT Capital Stock are sold by a purported transferee, then such shares will be deemed to have been sold on behalf of the trust and, to the extent that the purported transferee received an amount for such shares that exceeds the amount that such purported transferee was entitled to receive as described above, such excess amount shall be paid to the trustee upon demand. The purported transferee has no rights in the shares held by the trustee.

Prior to the sale of any shares of REIT Capital Stock by the trust, the trustee will receive, in trust for the beneficiary, all distributions paid by the REIT with respect to such shares, and may also exercise all voting rights with respect to such shares.

Subject to Maryland law, effective as of the date that the shares of REIT Capital Stock have been transferred to the trust, the trustee will have the authority, at the trustee's sole discretion:

- to rescind as void any vote cast by a purported transferee prior to the REIT's discovery that the shares of REIT Capital Stock have been transferred to the trust; and

- to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary of the trust.

However, if the REIT has already taken corporate action, then the trustee may not rescind and recast the vote. In addition, if the REIT Board determines that a proposed or purported transfer would violate the restrictions on ownership and transfer of REIT Capital Stock set forth in the REIT Charter, the REIT Board may take such action as it deems advisable to refuse to give effect to or to prevent such violation, including but not limited to, causing the REIT to repurchase shares of REIT Capital Stock, refusing to

give effect to the transfer on the REIT's books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the Treasury regulations thereunder) of the outstanding shares of any class or series of REIT Capital Stock, must provide the REIT with written notice of the person's name and address, the number of shares of each class and series of REIT Capital Stock that the person beneficially owns and a description of the manner in which the shares are held. Each such owner must also provide the REIT with such additional information as the REIT may request in order to determine the effect, if any, of such owner's beneficial ownership on the REIT's qualification as a real estate investment trust under the Code and to ensure compliance with the ownership limits. In addition, each beneficial owner or constructive owner of REIT Capital Stock, and any person (including the shareholder of record) who is holding shares of REIT Capital Stock for a beneficial owner or constructive owner must, upon request, provide the REIT with such information as the REIT may request in good faith in order to determine the REIT's qualification as a real estate investment trust under the Code and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Annex B

The following is a summary comparison of material differences between the rights of Company (also referred to as "Forest City") shareholders under the ORC and the Company Articles and Company Regulations, on the one hand, and the rights of REIT shareholders under the MGCL and the REIT Charter and REIT Bylaws, on the other hand.

Forest City	The REIT
Corporate Structure	
Forest City is an Ohio corporation that is taxed as a C corporation for U.S. federal income tax purposes. The rights of Forest City shareholders are governed by the ORC and the Forest City organizational documents.	The REIT is a Maryland corporation that will be organized in a manner designed to enable it to qualify as a real estate investment trust under the Code commencing with the taxable year ending December 31, 2016. The rights of REIT shareholders are governed by the MGCL and the REIT Charter and REIT Bylaws.
Standard of Conduct	
The ORC requires that a director perform his or her duties in good faith, in a manner the director reasonably believes to be in or not opposed to the best interests of the corporation and with the care that an ordinarily prudent person in a like position would use under similar circumstances. A violation of this standard of conduct in any action brought against a director must be proved by clear and convincing evidence.	The MGCL requires that a director perform his or her duties in good faith, in a manner the director reasonably believes to be in the best interests of the corporation and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, under the MGCL, any act of a director of a corporation is presumed to satisfy this standard of conduct, and any act of a director relating to or affecting an acquisition or a potential acquisition of control of a corporation may not be subject to a higher duty or greater scrutiny than is applied to any other act of a director.
Authorized Capital	
The Forest City articles authorize Forest City to issue up to 447,000,000 shares of capital stock consisting of 371,000,000 shares of Class A Common Stock, par value $.33⅓ per share, 56,000,000 shares of Class B Common Stock, par value $.33⅓ per share, and 20,000,000 shares of undesignated preferred stock, without par value. As of June 30, 2015, 233,473,462 shares of Forest City Class	The REIT Charter authorizes the REIT to issue up to 447,000,000 shares of stock, consisting of 371,000,000 shares of Class A Common Stock, par value $0.01 per share, 56,000,000 shares of Class B Common Stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share.

Forest City	The REIT
A Common Stock were issued and outstanding, and 18,891,153 shares of Forest City Class B Common Stock were issued and outstanding. As of the same date, there were no shares of Forest City preferred stock outstanding.	

Classification and Issuance of Stock

Forest City	The REIT
The ORC provides that a corporation's board of directors may, without shareholder approval, authorize the issuance of shares of capital stock, and may determine the time when, the terms under which and the consideration for which the corporation may issue the shares. In addition, the Forest City articles authorize the Forest City board of directors to issue shares of preferred stock in one or more series and to adopt amendments to the Forest City articles, without shareholder approval, to fix or change the express terms of the preferred shares, including the series, designation and the authorized number of shares, the voting rights, the terms and rates of any dividend and distribution rights, the liquidation price, the redemption rights and prices, sinking fund requirements, conversion rights, and restrictions on the issuance of shares of the same series or any other series.	As permitted under the MGCL, the REIT Charter authorizes the REIT board of directors, without shareholder approval, to classify and reclassify any unissued shares of REIT stock into other classes or series of stock and authorizes the REIT to issue the newly classified shares. Prior to the issuance of shares of each new class or series, the REIT board of directors is required by Maryland law and by the REIT Charter to set, subject to the provisions of the REIT Charter regarding the restrictions on ownership and transfer of REIT stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series.

Amendment of Articles or Charter

Forest City	The REIT
Under the ORC, amendments to the Forest City articles require the affirmative vote of the holders of at least a majority of the outstanding shares of Forest City capital stock entitled to vote thereon, considered for these purposes as one class. Pursuant to the Forest City articles, any amendment to the Forest City articles which would adversely alter the relative rights, preferences, privileges or restrictions granted or imposed with respect to the shares of a class must be approved by the affirmative vote of at least two-thirds of the outstanding shares of the affected class. The Forest City articles also permit the Forest City board of directors to amend the articles without shareholder approval to fix or change the terms of any	Under the MGCL, a Maryland corporation generally may not amend its charter unless declared advisable by its board of directors and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation's charter. The REIT Charter provides that amendments (other than amendments to the provisions of the REIT Charter related to the removal of directors, or to the vote required to amend such provisions, which must be approved by at least two-thirds of the votes entitled to be cast on the amendment) generally may be approved

Forest City	The REIT
unissued or treasury shares of preferred stock or to the extent permitted under the ORC.	by a majority of all of the votes entitled to be cast on the matter. In addition, the holders of shares of REIT Class A Common Stock and REIT Class B Common Stock, voting as separate classes, must approve, by the affirmative vote of the holders of a majority of the outstanding shares of the affected class, any amendment to the REIT Charter that would adversely alter the rights, preferences, privileges or restrictions granted or imposed with respect to the particular class relative to the shares of any other class. Under the MGCL, a Maryland corporation may also provide in its charter that the board of directors, with the approval of a majority of the entire board, and without action by the shareholders, may amend the charter to increase or decrease the aggregate number of shares of stock that the corporation is authorized to issue or the number of shares of stock of any class or series that the corporation is authorized to issue. The REIT Charter provides the REIT board of directors with such power.
Amendment of Regulations or Bylaws	
The Forest City regulations provide that the regulations may be amended, or new regulations adopted, (i) at any shareholder meeting called for that purpose by the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock of Forest City entitled to vote thereon, voting as a single class, (ii) without a shareholder meeting, by the written consent of at least two-thirds of the outstanding shares of capital stock of Forest City entitled to vote thereon, voting as a single class, or (iii) by the Forest City board of directors, to the extent permitted by the ORC. Any amendment to the Forest City regulations which would adversely alter the relative rights, preferences, privileges or restrictions granted or imposed with respect to the shares of a class of Forest City stock must be approved by the affirmative vote of at least two-thirds of the outstanding shares of the affected class.	As permitted by the MGCL, the REIT Charter and REIT Bylaws provide that the REIT board of directors has the exclusive power to adopt, alter or repeal any provision of the REIT Bylaws and to make new bylaws, except for amendments (i) that would adversely alter the rights, preferences, privileges or restrictions granted or imposed with respect to the particular class relative to the shares of any other class, which amendments must be approved by the holders of a majority of the outstanding shares of the affected class, voting as a separate class to the exclusion of any other unaffected class of stock, and (ii) relating to the minimum number of directors on the REIT board of directors and the vote required to amend such provisions, which amendments must be approved by the affirmative vote of at least two-thirds of the votes cast on the matter by the holders of REIT Class A Common Stock and REIT Class B Common Stock, voting together as a single class.

Forest City	The REIT
Right to Call Special Shareholder Meetings	
The Forest City regulations provide that special meetings of shareholders may be called by order of the board of directors or the Corporate Secretary of Forest City if a request in writing for such a meeting is delivered to the Corporate Secretary signed by the holders of record of not less than 25% of the shares of Forest City outstanding capital stock that is entitled to vote. The Forest City board of directors may reschedule any previously scheduled annual or special meeting of the shareholders.	The REIT's chairman, chief executive officer, president or the REIT board of directors may call special meetings of shareholders. Additionally, the REIT Bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the shareholders requesting the meeting, a special meeting of shareholders to act on any matter that may properly be considered at a meeting of shareholders must also be called by the REIT's secretary upon the written request of the shareholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at the meeting.
Extraordinary Actions	
The Forest City articles provide that, notwithstanding any provision of the ORC requiring for any purpose the affirmative vote of shareholders entitled to exercise two-thirds or any other proportion of the voting power of Forest City or of any class or classes of shares thereof, the affirmative vote of a majority of all of the votes entitled to be cast on a matter are required to approve such matter, except for certain actions which would adversely alter the relative rights, preferences, privileges or restrictions granted or imposed with respect to the particular class relative to the shares of any other class, which must also be approved by the holders of at least two-thirds of the outstanding shares of the affected class.	Under the MGCL, a Maryland corporation generally may not dissolve, merge or consolidate with, or convert to, another entity, sell all or substantially all of its assets or engage in a statutory share exchange unless the action is declared advisable by the board of directors and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation's charter. The REIT Charter provides that these actions must be approved by a majority of all of the votes entitled to be cast on the matter except for certain transactions that would adversely alter the rights, preferences, privileges or restrictions granted or imposed with respect to the particular class relative to the shares of any other class, which must also be approved by the holders of shares entitled to cast a majority of the outstanding votes of the affected class, voting as a separate class to the exclusion of any other unaffected class of stock.
Shareholder Action by Consent	
Under the ORC, unless prohibited by Forest City's organizational documents, any action that may be authorized or taken at a meeting	Under the MGCL, holders of common stock may take action only at an annual or special meeting of shareholders or by unanimous consent in lieu

Forest City	The REIT
of the shareholders may be authorized or taken without a meeting by the affirmative vote or approval of, and in a writing or writings signed by, all of the shareholders who would be entitled to notice of a meeting of the shareholders held for such purpose. The Forest City organizational documents do not expressly prohibit shareholders from taking any action without a meeting.	of a meeting unless the charter provides for a lesser percentage. The REIT Charter will permit shareholder action by consent in lieu of a meeting to the extent permitted by the REIT Bylaws. The REIT Bylaws will provide that, if the action is advised and submitted to the shareholders for approval by the REIT board, shareholder action may be taken without a meeting if a consent, setting forth the action so taken, is given in writing or by electronic transmission by shareholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.
Number of Directors	
The authorized number of the members of Forest City's board of directors is currently set at thirteen directors, but may be increased at any time by Forest City's shareholders at any meeting of shareholders called to elect directors at which a quorum is present, by the affirmative vote of the holders of shares representing a majority of the voting power of Forest City Common Stock. The Forest City regulations also authorize the board of directors to change the number of directors to a number not to be less than three or more than sixteen directors by resolution adopted by the board of directors at a meeting at which a quorum is present.	The REIT Charter provides that the number of REIT directors may only be increased or decreased pursuant to the REIT Bylaws. The REIT Bylaws provide that the number of REIT directors may be established, increased or decreased by the REIT board of directors but, unless the REIT Bylaws are amended, may not be fewer than 11, nor more than 15.
Election of Directors	
Under the Forest City articles, the holders of Forest City Class A Common Stock voting as a separate class are entitled to elect 25% of the authorized number of members of the Forest City board of directors rounded up to the nearest whole number and holders of Forest City Class B Common Stock voting as a separate class are entitled to elect the remaining Forest City directors elected in any year; provided, however, that if on the record date for any shareholder meeting at which directors of Forest City are to be elected, (i) the total number of issued and outstanding shares of Forest City Class A Common Stock (exclusive of treasury shares) is	Under the REIT Charter, subject to the rights, if any, of holders of any class or series of REIT preferred stock to elect or remove one or more additional directors, the holders of REIT Class A Common Stock voting as a separate class are entitled to elect 25% of the entire REIT board of directors immediately after such election rounded up to the nearest whole number of directors and holders of REIT Class B Common Stock voting as a separate class are entitled to elect the remaining directors up for election in any year in which directors are to be elected by the REIT shareholders; provided, however, if on the close of business on the record date for any shareholders meeting at which REIT directors are to be elected, (i) the

Forest City	The REIT
less than 10% of the aggregate number of issued and outstanding shares of Forest City Class A Common Stock and Forest City Class B Common Stock (exclusive of treasury shares), then all the directors of Forest City to be elected at such meeting will be elected by the holders of Forest City Common Stock voting together as a single class, or (ii) the total number of outstanding shares of Forest City Class B Common Stock is less than 500,000 shares, then the holders of Forest City Class A Common Stock will continue to have the right to elect 25% of the board of directors rounded up to the nearest whole number and the right to vote together with the holders of the Forest City Class B Common Stock to elect the remaining members of the Forest City board of directors; provided further that, in each instance, each share of Forest City Class A Common Stock will have one vote and each share of Forest City Class B Common Stock will have ten votes. In addition, the ORC permits cumulative voting for the election of directors. To invoke cumulative voting, notice in writing must be given by any Forest City shareholder entitled to vote in the election of directors to the President, a Vice President or the Corporate Secretary of Forest City not less than 48 hours before the time fixed for the meeting that the Forest City shareholder desires cumulative voting with respect to the election of directors by a class of shareholders to which such shareholder belongs, and if an announcement of the giving of the notice is made upon the convening of the meeting by the Chairman or Corporate Secretary or by or on behalf of the shareholder giving the notice. If cumulative voting is in effect for a class, each holder of shares of that class will have the right to accumulate the voting power that such shareholder possesses at the election with respect to shares of that class. This means that each holder of shares of Forest City Class A Common Stock or Forest City Class B Common Stock, as the case may be, will have as many votes as equal the number of shares of that class of Forest City Common Stock owned by the holder multiplied by the	total number of issued and outstanding shares of REIT Class A Common Stock is less than 10% of the aggregate number of issued and outstanding shares of REIT Class A Common Stock and REIT Class B Common Stock, then all the directors to be elected at such meeting shall be elected by the holders of REIT Class A Common Stock and REIT Class B Common Stock voting together as a single class, or (ii) the total number of outstanding shares of REIT Class B Common Stock is less than 500,000 shares, then the holders of REIT Class A Common Stock will continue to have the right, voting as a separate class, to elect 25% of the entire REIT board of directors immediately after such election rounded up to the nearest whole number of directors and the right to vote together with the holders of the REIT Class B Common Stock to elect the remaining members of the board of directors up for election in any year in which directors are to be elected by the REIT shareholders, provided further that, in each instance, subject to the provisions of the REIT Charter regarding the restrictions on ownership and transfer of REIT stock, each share of REIT Class A Common Stock will entitle the holder thereof to one vote and each share of REIT Class B Common Stock will entitle the holder thereof to ten votes. Under the MGCL, unless the charter or bylaws of a corporation provide otherwise, a plurality of all the votes cast at a meeting of shareholders at which a quorum is present is sufficient to elect a director. The REIT Class A directors will be elected by a plurality of the votes cast by holders of REIT Class A Common Stock in the election of directors and the REIT Class B directors will be elected by a plurality of the votes cast by holders of REIT Class B Common Stock in the election of directors; provided, however, in the event that the holders of REIT Class A Common Stock and REIT Class B Common Stock vote together as a class to elect one of more REIT directors, such directors will be elected by a plurality of all the votes cast in the election of directors by the holders of REIT Class A Common Stock and REIT Class B Common Stock voting together as a single class. Holders of REIT Common Stock will have no right to cumulative voting in the election of directors. Consequently, when voting

Forest City	The REIT
number of directors to be elected by the holders of that class of Forest City Common Stock. These votes may be distributed among the total number of directors to be elected by the holders of that class of Forest City Common Stock or distributed among any lesser number, in the proportion as the holder may desire.	as separate classes, the holders of a majority of the outstanding shares of REIT Class A Common Stock will be able to elect all of the REIT Class A directors then standing for election, the holders of a majority of the outstanding shares of REIT Class B Common Stock will be able to elect all of the REIT Class B directors then standing for election, and the holders of the remaining shares of REIT Common Stock will not be able to elect any directors. Each REIT director will be elected by the REIT shareholders to serve until the next annual meeting of shareholders and until his or her successor is duly elected and qualifies.
Quorum at Shareholders Meetings	
The Forest City regulations provide that the holders of record of a majority of the issued and outstanding voting shares of Forest City, present in person or by proxy, constitutes a quorum for a meeting of Forest City shareholders.	The REIT Bylaws provide that at any meeting of shareholders, the presence in person or by proxy of shareholders entitled to cast a majority of all the votes entitled to be cast at such meeting on any matter constitutes a quorum.
Inspection Rights	
Under the ORC, all shareholders of Forest City, upon written demand to Forest City stating the specific purpose thereof, have the right to examine, for any reasonable and proper purpose, the Forest City articles, the Forest City regulations, books and records of account, minutes and records of shareholders, and voting trust agreements of Forest City that are on file with Forest City, and to make copies or extracts thereof. In addition, upon the request of any shareholder at any meeting of shareholders, Forest City must produce to the requesting shareholder an alphabetically arranged list, or classified list, of the shareholders of record as of the applicable record date, with the shareholders entitled to vote, their respective addresses and the number and class of shares held by each.	Under the MGCL, any shareholder or his or her agent upon written request may inspect and copy the following corporate documents: (1) the bylaws; (2) minutes of the proceedings of shareholders; (3) the corporation's annual statement of affairs; (4) any voting trust agreements deposited with the corporation and (5) a statement showing all stock and securities issued by the corporation during a specified period of not more than 12 months before the date of the request. In addition, one or more persons who together are and for at least six months have been shareholders of record of at least 5% of the outstanding stock of any class of stock of a Maryland corporation may inspect and copy the corporation's books of account and stock ledger and may present a written request for a statement of the corporation's affairs.
Appraisal Rights	

Forest City	The REIT
Under the ORC, dissenting shareholders are entitled to appraisal rights in connection with certain amendments to a corporation's articles of incorporation and the lease, sale, exchange, transfer or other disposition of all or substantially all of the assets of a corporation. In addition, the following shareholders of Ohio corporations are entitled to appraisal rights: (i) shareholders of a corporation being merged, consolidated or converted into a surviving or new entity, (ii) shareholders of a corporation that survives a merger who are entitled to vote on the adoption of an agreement of merger, (iii) shareholders of the acquiring corporation in a combination or a majority share acquisition who are entitled to vote on the adoption of the transaction and (iv) shareholders of a subsidiary corporation (at least 90%-owned by its parent corporation) into which the parent corporation is merged. Such appraisal rights, however, are not available to (A) shareholders of a surviving corporation merging into a domestic corporation or shareholders of an acquiring corporation in the case of a combination or majority share acquisition, if the shares are listed on a national security exchange both as of the day immediately preceding the date of the vote on the proposal and immediately following the effective time of the merger and there are no proceedings pending to delist the shares from the national securities exchange as of the effective time of the transaction, or (B) shareholders in the case of a merger or consolidation into a surviving or new entity or shareholders of a domestic corporation being converted into another entity, if the shares were listed on a national exchange on the day immediately pending the date of the vote on such transaction and the consideration for the transaction is shares (or cash and shares) listed on a national security exchange immediately following the effective time of the transaction and no proceedings are pending to delist the shares from the national securities exchange as of the effective time of the transaction.	Under Title 3, Section 2 of the MGCL, a holder of shares of stock of a corporation has the right to demand and receive payment of the fair value of the shareholder's stock from the successor if (i) the corporation consolidates or merges with another corporation, (ii) the corporation's stock is to be acquired in a statutory share exchange, (iii) the corporation transfers all or substantially all of its assets in a manner requiring shareholder approval, (iv) the corporation amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the shareholder's rights, unless the right to do so is reserved in the corporation's charter, (v) the transaction is subject to certain provisions of the Maryland Business Combination Act or (vi) the corporation is converted in accordance with the MGCL. Maryland law provides that a shareholder may not demand the fair value of the shareholder's stock and is bound by the terms of the transaction if, among other things, (A) the stock is listed on a national securities exchange on the record date for determining shareholders entitled to vote on the matter or, in certain mergers, the date notice is given or waived (except certain mergers where stock held by directors and executive officers is exchanged for merger consideration not available generally to shareholders), (B) the stock is that of the successor in the merger, unless either (1) the merger alters the contract rights of the stock as expressly set forth in the charter and the charter does not reserve the right to do so or (2) the stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip or other rights or interests arising out of provisions for the treatment of fractional shares of stock in the successor, (C) the stock is not entitled to vote on the transaction or (D) the charter provides that the holders of the stock are not entitled to exercise the rights of an objecting shareholder. The REIT Charter provides that holders of REIT stock or any other security of the REIT will not be entitled to exercise any rights of an objecting shareholder provided for under Title 3, Section 2 of the MGCL unless the REIT's board of directors determines that such rights apply,

Forest City	The REIT
	with respect to all or any classes or series of REIT stock, to one or more transactions in connection with which holders of such shares would otherwise be entitled to exercise such rights and occurring after the date of such determination by the REIT's board of directors.

Dividends and Other Distributions

Forest City	The REIT
Under the ORC, the board of directors of a corporation may declare dividends and distributions on outstanding shares of the corporation. A dividend or distribution may be paid in cash, property or authorized but unissued shares or treasury shares. Dividends may not be paid in violation of another class of shares' rights. The ORC provides that dividends shall not exceed the combination of the surplus of the corporation and the difference between (i) the reduction in surplus that results from the immediate recognition of the transaction obligation under statement of financial accounting standards no. 106 ("SFAS no. 106") and (ii) the aggregate amount of the transition obligation that would have been recognized as of the date of the declaration of a dividend or distribution if the corporation had elected to amortize its recognition of the transition obligation under SFAS no. 106. The Forest City articles provide that Forest City's Class A Common Stock and Forest City Class B Common Stock participate equally on a share-for-share basis in any and all cash and non-cash dividends paid, other than as described below. No cash dividend can be paid on a class of shares of Forest City Common Stock until provision is made for payment of a dividend of at least an equal amount on a share-for-share basis on the other class of shares of Forest City Common Stock. If Forest City's board of directors determines to declare any stock dividend with respect to either class of shares of Forest City Common Stock, it must at the same time declare a proportionate stock dividend with respect to the other class of shares of Forest City Common Stock. If the shares of either class of Forest City Common Stock are combined or subdivided, the shares of the	Under the MGCL, no dividend or distribution may be made if, after giving effect to the dividend or other distribution: (i) the corporation would not be able to pay its debts as they become due in the usual course of business or (ii) the corporation's total assets would be less than the sum of its total liabilities plus, unless the charter permits otherwise, any amount required to be paid to holders of preferred stock in the event of a liquidation of the corporation. Notwithstanding clause (ii) in the immediately preceding sentence, a corporation may make a dividend or other distribution from: (a) the net earnings of the corporation for the fiscal year in which the dividend or other distribution is made; (b) the net earnings of the corporation for the preceding fiscal year or (c) the sum of the net earnings of the corporation for the preceding eight fiscal quarters. The REIT Charter provides that if (i) the REIT board of directors authorizes and the REIT declares any stock dividend with respect to any class of REIT Common Stock, the REIT board of directors must at the same time declare a proportionate stock dividend with respect to each other class of REIT Common Stock and (ii) the shares of either class of REIT Common Stock are combined or subdivided, the shares of the other class of REIT Common Stock must be combined or subdivided in an equivalent manner. In the discretion of the REIT board of directors, dividends payable in shares of REIT Class A Common Stock may be paid with respect to shares of any class of REIT Common Stock, but dividends payable in shares of REIT Class B Common Stock may be paid only with respect to shares of REIT Class B Common Stock.

Forest City	The REIT
other class of Forest City Common Stock must be combined or subdivided in an equivalent manner. In the discretion of the Forest City board of directors, dividends payable in shares of Forest City Class A Common Stock may be paid with respect to shares of either class of Forest City Common Stock, but dividends payable in shares of Forest City Class B Common Stock may be paid only with respect to shares of Forest City Class B Common Stock.	
Exclusive Forum for Certain Litigation	
The Forest City regulations provide that, unless the Forest City board of directors agrees otherwise, (a) any derivative action or proceeding, (b) any action asserting a claim of breach of any duty owed by any director or officer or other employee of Forest City to Forest City or to the shareholders of Forest City, (c) any action asserting a claim against Forest City or any of Forest City's directors, officers or other employees pursuant to the ORC or the Forest City articles or regulations or (d) claims governed by the internal affairs doctrine must be brought in the Court of Common Pleas of Cuyahoga County, Ohio (or, if that court does not have jurisdiction, the United States District Court for the Northern District of Ohio, Eastern Division).	The REIT Bylaws provide that, unless the REIT board of directors agrees otherwise, (a) any derivative action or proceeding, (b) any action asserting a claim of breach of any duty owed by any of the REIT's directors, officers or other employees to the REIT or to the REIT's shareholders, (c) any action asserting a claim against the REIT or any of the REIT's directors, officers or other employees pursuant to the MGCL, the REIT Charter or the REIT Bylaws and (d) claims governed by the internal affairs doctrine must be brought in the Circuit Court for Baltimore City, Maryland (or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division).
Removal of Directors	
The ORC provides that all of the directors of a particular class, or any individual director, may be removed from office without cause by the vote of holders of a majority of the voting power entitled to elect directors in place of those to be removed, except that, unless all of the directors, or all the directors of a particular class are removed, no individual director shall be removed if the votes of a sufficient number of shares are cast against the director's removal that, if cumulatively voted at an election of all the directors, or all the directors of a particular class, as the case may be, would be sufficient to elect at least one director.	The MGCL provides that the shareholders may remove any director of a corporation, with or without cause, by the affirmative vote of a majority of all votes entitled to be cast generally for the election of directors, unless the charter provides otherwise or the corporation elects to be subject to certain provisions of the MGCL, as discussed below. Under the MGCL, unless the charter provides otherwise, if the shareholders of any class or series are entitled separately to elect one or more directors, such a director may not be removed without cause except by the affirmative vote of a majority of all the votes of that class or series. The REIT Charter provides that, subject to the rights of holders of shares of one or more classes or series of REIT preferred stock to elect or remove one or more directors, (a)

Forest City	The REIT
	any REIT Class A director may be removed as a director at any time (i) for cause (as defined in the REIT Charter) by the affirmative vote of holders of shares of REIT Class A Common Stock entitled to cast a majority of all the votes entitled to be cast generally in the election of REIT Class A directors or (ii) without cause, by the affirmative vote of holders of shares of REIT Class A Common Stock entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of REIT Class A directors, and (b) any REIT Class B director may be removed as a director at any time by the affirmative vote of holders of shares of REIT Class B Common Stock entitled to cast a majority of the votes entitled to be cast generally in the election of REIT Class B directors, with or without cause. The REIT Charter further provides that notwithstanding an election by the REIT to be subject to the provisions of Subtitle 8 relating to a classified board and a two-thirds vote requirement for removing directors, a REIT director may only be removed in accordance with the standard set forth in the REIT Charter (as described above).

Board Vacancies

Forest City	The REIT
The Forest City regulations provide that the directors elected by the holders of Forest City Class A Common Stock may fill any Class A director vacancy, and the directors elected by the holders of Forest City Class B Common Stock may fill any Class B director vacancy, that is created by an increase in the number of directors or by an inability of a sitting director to serve by reason of incapacity, death or resignation.	The REIT Bylaws provide that a majority of the directors elected by the holders of REIT Class A Common Stock may fill any REIT Class A director vacancy, and a majority of the directors elected by the holders of REIT Class B Common Stock may fill any REIT Class B director vacancy, in each instance, that is created by an increase in the number of directors or by any other cause, even if the number of REIT Class A directors or number of REIT Class B directors, as applicable, is less than a quorum of the REIT board of directors. Any individual elected to fill a vacancy as a director will serve until the next annual meeting of shareholders and until his or her successor is duly elected and qualifies.

Advance Notice of Director Nominations and Shareholder Proposals

Forest City	The REIT
The Forest City regulations establish an advance notice procedure for shareholders to nominate candidates for Forest City's board of directors. Holders of Forest City Common Stock may only nominate a candidate for election as a director that will be voted on by the	The REIT Bylaws provide that nominations of individuals for election as directors and proposals of business to be considered by shareholders at any annual meeting may be made only (1) pursuant to the REIT's notice of the meeting, (2) by or at the direction of the REIT board of directors or (3) by

Forest City	The REIT
class of Forest City Common Stock that the nominating shareholder holds. For a shareholder to properly nominate a candidate for election as a director at a shareholder meeting, the shareholder must (i) be a shareholder of the requisite class of Forest City Common Stock of record at the time of the giving of the notice of the meeting and at the time of the meeting, (ii) be entitled to vote at the meeting in the election of directors and (iii) have given timely written notice of the nomination to Forest City's Corporate Secretary. To be timely, a shareholder's notice must be delivered to or mailed and received by Forest City's Corporate Secretary at the principal executive officers of Forest City not later than the close of business on the ninetieth calendar day prior to the date Forest City's proxy statement was released to shareholders in connection with the previous year's annual meeting, advanced by one year. The notice must set forth the information specified in Forest City's regulations.	any shareholder who was a shareholder of record at the record date set by the REIT board for the purpose of determining shareholders entitled to vote at the meeting, at the time of giving the notice required by the REIT Bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each of the individuals so nominated or on such other proposed business and who has complied with the advance notice procedures of the REIT Bylaws. Shareholders generally must provide notice to the REIT's secretary not earlier than the 150th day or later than the close of business on the 120th day before the first anniversary of the date that the REIT's proxy statement is released to the shareholders for the preceding year's annual meeting of shareholders. Only the business specified in the notice of the meeting may be brought before a special meeting of shareholders. Nominations of individuals for election as directors at a special meeting of shareholders may be made only (1) by or at the direction of the REIT board, (2) by a shareholder that has requested that a special meeting be called for the purpose of electing directors in compliance with the REIT Bylaws and that has supplied the information required by the REIT Bylaws about each individual whom the shareholder proposes to nominate for election of directors or (3) if the special meeting has been called in accordance with the REIT Bylaws for the purpose of electing directors, by any shareholder who was a shareholder of record at the record date set by the REIT board for the purpose of determining shareholders entitled to vote at the meeting, at the time of giving the notice required by the REIT Bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice procedures of the REIT Bylaws. Shareholders generally must provide notice to the REIT's secretary not earlier than the 120th day before such special meeting or later than the later of the close of business on the 90th day before the special meeting or the tenth day after the first public announcement of the date of the special meeting and the nominees proposed by the REIT's board of directors to be elected at the meeting. A shareholder's notice must contain certain information specified by the

Forest City	The REIT
	REIT Bylaws about the shareholder, its affiliates and any proposed business or nominee for election as a directors, including information about the economic interest of the shareholder, its affiliates and any proposed nominee in the REIT.

Ownership and Transfer Restrictions

Forest City	The REIT
Forest City's organizational documents do not contain any provisions restricting ownership of shares of any outstanding class or series thereof of Forest City's capital stock.	Except with regard to persons exempted by the REIT Board from the ownership and transfer restrictions of the REIT Charter, no person may beneficially or constructively own more than 9.8% (in value or number of shares, whichever is more restrictive) of the outstanding REIT Common Stock or more than 9.8% (in value) of all classes or series of REIT stock.

Notice of Holdings

Forest City	The REIT
Forest City's organizational documents do not contain any provisions requiring shareholders to provide notice of their holdings.	The REIT Charter provides that every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of REIT stock, within 30 days after the end of each taxable year, must give the REIT written notice stating the shareholder's name and address, the number of shares of each class and series of REIT stock that the shareholder beneficially owns and a description of the manner in which the shares are held.

Change in Control

Forest City	The REIT
Business Combinations. If a person becomes the beneficial owner of 10% or more of an issuer's shares without the prior approval of its board of directors, chapter 1704 of the ORC, referred to as the "merger moratorium statute", prohibits the following transactions for at least three years if they involve both the issuer and either the acquirer or anyone affiliated or associated with the acquirer: (i) the disposition or acquisition of any interest in assets, (ii) mergers, consolidations, combinations and majority share acquisitions, (iii) voluntary dissolutions and (iv) the issuance or transfer of shares or any rights to acquire shares in excess of 5% of the outstanding shares.	Business Combinations. Under the MGCL, certain "business combinations" (including a merger, consolidation, statutory share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested shareholder (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation's outstanding voting stock or an affiliate or associate of the corporation who, at any time during the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation) or an affiliate of such an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an

Forest City	The REIT
The prohibition imposed under the merger moratorium statute continues indefinitely after the initial three-year period unless the transaction is approved by the holders of at least two-thirds of the voting power of the issuer or satisfies statutory conditions relating to the fairness of the consideration to be received by the shareholders. The merger moratorium statute does not apply to a corporation if its articles of incorporation or regulations so provide. Forest City has not opted out of the application of the merger moratorium statute. Control Share Acquisitions. The ORC requires shareholder approval of any "control share acquisition." A "control share acquisition" is the acquisition, directly or indirectly, by any person of shares of an Ohio public corporation that, when added to all other shares of the corporation in respect of which the person may exercise or direct the exercise of voting power as provided in the ORC, would entitle the person, immediately after the acquisition, directly or indirectly, alone or with others, to exercise or direct the exercise of the voting power of the public corporation in the election of directors within any of the following ranges of such voting power: (i) one-fifth or more but less than one-third of such voting power, (ii) one-third or more but less than a majority of such voting power or (iii) a majority or more of such voting power. An acquiring person who proposes to make a control share acquisition must deliver an acquiring person statement to the corporation containing the information required under the ORC (including a description of the terms of the proposed acquisition). Within ten days after the corporation receives the statement, the corporation must call a special shareholder meeting for the purpose of voting on the proposed control share acquisition. A majority of the voting power of the corporation in the election of directors represented at the meeting in person or by proxy and a majority of the disinterested shareholders represented at the meeting in person or	interested shareholder. A person is not an interested shareholder if the board of directors approved in advance the transaction by which the person otherwise would have become an interested shareholder. In approving a transaction, however, the board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by it. After such five-year period, any such business combination must generally be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested shareholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested shareholder, unless, among other conditions, the corporation's common shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a Maryland corporation's board of directors prior to the time that the interested shareholder becomes an interested shareholder. Pursuant to the statute, the REIT intends to elect, by resolution of the REIT board of directors, to exempt from the Maryland Business Combination Act all business combinations between the REIT and any other person, provided that such business combination is first approved by the REIT board of directors (including a majority of directors who are not affiliates or associates of such person). As a result, any person described above may be able to enter into business combinations with the REIT that may not be in the best interests of the REIT's shareholders, without compliance by the REIT with the supermajority vote requirements and other provisions of the statute. The Maryland Business Combination Act may discourage others from trying to acquire control of the REIT and increase the difficulty of

Forest City	The REIT
by proxy is needed to approve the proposed control share acquisition. If approved, the control share acquisition must be consummated, in accordance with the terms so authorized, no later than 360 days following the date of the shareholder approval. As permitted by the ORC, the Forest City regulations exempt any acquisition of Forest City Common Stock and preferred stock from the control share acquisition provisions.	consummating any offer to acquire control of the REIT. The REIT cannot assure you that the REIT board of directors will not opt to be subject to such business combination provisions in the future. However, an alteration or repeal of this resolution will not have any effect on any business combinations that have been consummated or upon any agreements existing at the time of such modification or repeal. Control Share Acquisitions. The MGCL provides that a holder of "control shares" of a Maryland corporation acquired in a "control share acquisition" has no voting rights with respect to such shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter, excluding shares of stock of the corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (i) a person who has made or proposes to make the control share acquisition; (ii) an officer of the corporation or (iii) an employee of the corporation who is also a director of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock owned by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (A) one-tenth or more but less than one-third; (B) one-third or more but less than a majority or (C) a majority or more of all voting power. Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval or shares acquired directly from the corporation. A "control share acquisition" means the acquisition of issued and outstanding control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an "acquiring person statement" as described in the

Forest City	The REIT
	MGCL), may compel the corporation's board of directors to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an "acquiring person statement" as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem for fair value any or all of the control shares (except those for which voting rights have previously been approved). Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or, if a meeting of shareholders is held at which the voting rights of such shares are considered and not approved, as of the date of the meeting. If voting rights for control shares are approved at a shareholders meeting and the acquirer becomes entitled to exercise or direct the exercise of a majority of all voting power, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition. The control share acquisition statute does not apply to (i) shares acquired in a merger, consolidation or statutory share exchange if the corporation is a party to the transaction or (ii) acquisitions approved or exempted by the charter or bylaws of the corporation. As permitted by the MGCL, the REIT Bylaws contain a provision opting out of the Maryland Control Share Acquisition Act. This provision may be amended or eliminated at any time in the future by the REIT board of directors. Subtitle 8. Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by a provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or Bylaws, to

Forest City	The REIT
	any or all of five provisions of the MGCL which provide, respectively, for: • a classified board; • a two-thirds vote requirement for removing a director; • a requirement that the number of directors be fixed only by vote of the board of directors; • a requirement that a vacancy on the board be filled only by the remaining directors in office and for the remainder of the full term of the class of directors in which the vacancy occurred; and • a majority requirement for the calling of a shareholder-requested special meeting of shareholders. Immediately following the Reorganization, the REIT will not have elected to be subject to any of the provisions of Subtitle 8. Through provisions in the REIT Charter and REIT Bylaws unrelated to Subtitle 8, the REIT already will require, unless called by its chairman, chief executive officer, president or board of directors, the written request of shareholders entitled to cast a majority of all votes entitled to be cast at such a meeting on such matter to call a special meeting on any matter.

Annex C

Simplified Structure of the REIT Reorganization

Each chart below assumes that the Company has completed other aspects of the Reorganization, including causing its assets to be moved, or retaining assets in, one or more subsidiaries which will become TRSs or disregarded entities. Specific details of this component of the Reorganization, such as the type and name of each of the TRSs or disregarded entities, are not shown.

Before the Merger


Company Shareholders
Company
The REIT
Other subsidiaries
Forest City SPE
MergerCo

Merger


Company Shareholders
Company
The REIT
Other subsidiaries
Forest City SPE
MergerCo

After the Merger


REIT Shareholders
The REIT
Forest City SPE
The Surviving Company*
Other subsidiaries

*Immediately following the Reorganization, the Surviving Company will be converted from a corporation to a limited partnership (the Operating Partnership). In that conversion, the REIT will become the sole general partner of the Operating Partnership and also will own all of the outstanding limited partnership interests in the Operating Partnership, directly and through its ownership of Forest City SPE. Following the Reorganization, the Operating Partnership and its assets will be the assets of the REIT in the consolidated financial statements of the REIT.

Transaction Steps:

1. The Company will cause assets to be moved to, or retain assets in, one or more subsidiaries which will become TRSs or disregarded entities.

2. The Company will form the REIT.

3. The REIT will form Forest City SPE.

4. The REIT and Forest City SPE will form MergerCo, in which the REIT will own the substantial majority of the outstanding shares of stock and Forest City SPE will own the remaining minority (less than 1%) of the outstanding shares of stock.

5. MergerCo will merge into the Company, with the Company (as the Surviving Company) surviving as a wholly-owned subsidiary of the REIT owned directly and through the REIT's interest in Forest City SPE. Each share of stock in the REIT issued and outstanding immediately prior to the Effective Time (i.e., the shares held by the Company prior to the Merger) will be cancelled.

6. Issued and outstanding shares of Company Class A Common Stock will convert, on a one-for-one basis, into shares of REIT Class A Common Stock. Issued and outstanding shares of Company Class B Common Stock will convert, on a one-for-one basis, into shares of REIT Class B Common Stock.

7. The MergerCo stock held by the REIT and Forest City SPE will convert into, and thereafter represent, 100% of the common stock of the Surviving Company and, following the conversion of the Surviving Company to a limited partnership (described in Step 8 below), will represent 100% of the profits and capital interests in the Operating Partnership.

8. The Surviving Company will convert from a corporation to a limited partnership (the Operating Partnership), with the REIT as the sole general partner and a limited partner and with Forest City SPE as a limited partner. Following the Reorganization, the REIT will own and control the Operating Partnership directly and through its ownership in Forest City SPE.